Interim Report January 1 – September 30, 2017:

The Group’s profitability improved and operating profit increased

Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.

Segment reporting, POC

Residential projects for consumers recognised as income in line with degree of sales and construction1

July–September

•	Revenue decreased by 6% to EUR 417.3 million (443.8).
•	Adjusted operating profit amounted to EUR 24.2 million (19.0) and adjusted operating profit margin was 5.8% (4.3).
•	EUR -3.0 million (-27.0) of adjusting items were booked in the period related to the preparation of the planned merger.
•	Order backlog remained stable at the level of the end of June and amounted to EUR 2,527.5 million (6/2017: 2,565.7).

January–September

•	Revenue increased by 7% to EUR 1,354.3 million (1,269.9).
•	Adjusted operating profit amounted to EUR 65.9 million (51.2) and adjusted operating profit margin was 4.9% (4.0).
•	EUR -4.0 million (-27.0) of adjusting items were booked in the period related to the preparation of the planned merger.

Group reporting, IFRS

Residential projects for consumers recognised as income upon completion1

July–September

•	Revenue remained stable and was EUR 420.2 million (419.3).
•	Operating profit amounted to EUR 15.6 million (-20.9) and operating profit margin was 3.7% (-5.0).
•	Adjusted operating profit amounted to EUR 18.6 million (6.1) and adjusted operating profit margin was 4.4% (1.5).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR -56.2 million (-22.8).

January–September

•	Revenue increased by 20% to EUR 1,381.4 million (1,153.2).
•	Operating profit amounted to EUR 41.4 million (-7.6) and operating profit margin was 3.0% (-0.7).
•	Adjusted operating profit amounted to EUR 45.5 million (19.4) and adjusted operating profit margin was 3.3% (1.7).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR -6.5 million (-21.7).

Guidance for 2017 unchanged (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit[2] is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

The factors affecting the guidance are further discussed on page 25.

1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.

2 | Interim Report, January–September, 2017 |

2Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in note 3.4 in the tables.

In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.

3 | Interim Report, January–September, 2017 |

Kari Kauniskangas, President and CEO:

The positive development experienced in the first half of the year continued in the third quarter. The July–September result improved and profitability strengthened clearly year-on-year. Revenue decreased year-on-year but strengthened over the first nine months of the year relative to the comparison period. The order backlog remained on a good level and the outlook is still bright. Consumer demand continued to be strong especially in Finland and the CEE countries. In Russia, residential sales were still lower than last year but have nevertheless picked up compared to the first half of the year, especially in the Moscow region. The large projects in the Business Premises and Infrastructure segment proceeded as expected and we recorded several new projects in the order backlog.

The record-high level of Finnish consumer confidence can be seen in our residential sales figures throughout the country. In addition to the Helsinki Metropolitan Area, residential demand has also been good in other growth centres, such as the Turku and Tampere regions. In July–September, the adjusted operating profit in the Housing Finland and CEE segment increased by 36 per cent year-on-year and the adjusted operating profit margin was 9.5 per cent. The segment’s revenue for the first nine months of the year grew by 21 per cent year-on-year. The CEE countries continue their strong performance and the region’s share of the Housing Finland and CEE segment’s result has increased.

In Russia, we estimate that the low point of the economic cycle is now behind but housing demand has still been weak and there has been oversupply of apartments in St. Petersburg, among other places. The selling prices of apartments have remained stable or declined slightly in the Comfort and Business classes. However, thanks to the adjusted cost level and the improved average profitability of projects, January–September showed positive profitability. In Russia, revenue decreased especially due to low sales in St. Petersburg.

In the Business Premises and Infrastructure segment, major projects, such as Tripla and the E18 Hamina-Vaalimaa motorway, proceeded as expected. The revenue of the first nine months of the year declined slightly year-on-year but still remained high. During the quarter, several new projects were recorded in the order backlog both in Finland and the CEE countries, including, for instance, schools constructed as life cycle projects, industrial and office properties, road maintenance contracts and water tower projects.

The preparations for the merger of YIT and Lemminkäinen have also proceeded as planned. The shareholders approved the merger in the General Meetings of both companies in September. The competition authority processes are under way and we have already received positive decisions from Estonia, Russia and Slovakia, among others. The Finnish Competition and Consumer Authority announced that it has initiated further proceedings, as allowed by law, concerning the merger. Due to this, it is more likely that the merger is completed on January 1, 2018.

Segment reporting, POC

4 | Interim Report, January–September, 2017 |

Major events

Merger of YIT and Lemminkäinen

YIT Corporation and Lemminkäinen Corporation announced on June 19, 2017 the plan to combine the two companies.
•	Through the combination, a platform for the growth into one of the leading urban developers in the Northern European construction market is created.
•
The combination of YIT and Lemminkäinen is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination of YIT and Lemminkäinen will form a balanced business portfolio of Housing, Business Premises, Infrastructure and Partnership Properties (a new business area as of January 1, 2018).

•
The combination will be implemented as a statutory absorption merger whereby Lemminkäinen’s shareholders will receive YIT shares as merger consideration. Lemminkäinen’s shareholders will receive as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, corresponding to an ownership in the combined company post-completion of 60% for YIT shareholders and 40% for Lemminkäinen shareholders.

The Finnish Financial Supervisory Authority approved the merger prospectus concerning the merger of YIT and Lemminkäinen on August 24 and granted an exemption from the obligation to publish listing prospectus. YIT published the merger prospectus on its website on August 25 and a Stock Exchange release on the supplement to the merger prospectus on September 7.

The Extraordinary General Meetings of YIT and Lemminkäinen held on September 12 approved the merger. YIT published the notice to the General Meeting as a Stock Exchange release on July 27 and Stock Exchange releases on resolutions passed at the Extraordinary General Meetings on September 12. After the review period on October 9 PEAB AB announced that it has divested its entire holding in Lemminkäinen Corporation. PEAB was the only shareholder who voted against the merger of YIT and Lemminkäinen and demanded redemption of its shares at the Extraordinary General Meeting of Lemminkäinen on September 12. As a result of the divestment, the redemption claim concerning the shares presented by PEAB at the General Meeting of Lemminkäinen became void and in connection with the combination of the companies, the entire merger consideration will be given as YIT shares.

The completion of the merger is still subject to, inter alia, merger control approval from the Finnish competition authority. By now, the competition authorities of Russia, Slovakia, Estonia and Lithuania have approved the merger and the merger does not (with the exception of Finland) require approvals from authorities in other countries. The Finnish Competition and Consumer Authority (“FCCA”) announced on September 28 that it has initiated further proceedings concerning the combination of YIT and Lemminkäinen. Due to the decision of the FCCA, it is more likely that the merger is completed on January 1, 2018.

The Stock Exchange releases, merger prospectus and other material concerning the merger are available at yitgroup.com/merger.

New Partnership Properties segment
YIT Corporation’s Board of Directors has decided to establish a new segment, Partnership Properties, as of the beginning of 2018. The new segment will focus on financing the development of significant projects as well as owning and timely divestment of plots and developed properties. According to its strategy, YIT targets to make the majority of big and long-term investments with partners.

Partnership Properties segment will be reported as a separate segment as of the beginning of 2018, which will improve the transparency of the value of YIT’s project development portfolio. The execution of Kasarmikatu 21 -project together with partners is a good example of the significance of owning in the initiation of projects and value creation for customers, partners and other stakeholders.

YIT published a Stock Exchange release regarding the Partnership Properties segment on June 19, 2017. The Stock Exchange release is available on YIT’s website www.yitgroup.com.

5 | Interim Report, January–September, 2017 |

Key figures

Group reporting, IFRS

EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	420.2	419.3	0%	1,381.4	1,153.2	20%	1,678.3
Operating profit	15.6	-20.9		41.4	-7.6		17.7
Operating profit margin, %	3.7%	-5.0%		3.0%	-0.7%		1.1%
Profit before taxes	12.2	-24.8		31.4	-24.2		-2.5
Profit for the review period[1]	10.2	-22.6		25.0	-22.1		-7.1
Earnings per share, EUR	0.08	-0.18		0.20	-0.18		-0.06
Operating cash flow after investments, excluding discontinued operations	-56.2	-22.8	146%	-6.5	-21.7	-70%	-43.1
Net interest-bearing debt at end of period	626.2	577.9	8%	626.2	577.9	8%	598.6
Gearing ratio at end of period, %	124.0%	118.9%		124.0%	118.9%		112.3%
Equity ratio at end of period, %	30.6%	30.1%		30.6%	30.1%		31.2%

Segment reporting, POC

EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	417.3	443.8	-6%	1,354.3	1,269.9	7%	1,783.6
Housing Finland and CEE	184.0	167.0	10%	628.8	517.9	21%	727.9
Housing Russia	52.0	76.0	-32%	172.7	183.9	-6%	267.9
Business Premises and Infrastructure	183.7	203.1	-10%	559.8	575.0	-3%	797.4
Other items	-2.4	-2.3		-7.0	-6.9		-9.7
Operating profit	21.2	-8.0		61.9	24.2	155%	52.9
Operating profit margin, %	5.1%	-1.8%		4.6%	1.9%		3.0%
Adjusted operating profit	24.2	19.0	27%	65.9	51.2	29%	79.9
Housing Finland and CEE	17.5	12.9	36%	56.6	41.5	36%	59.9
Housing Russia	0.6	0.7	-10%	0.2	-5.1		-2.3
Business Premises and Infrastructure	9.8	8.2	20%	23.8	26.9	-11%	38.1
Other items	-3.7	-2.7		-14.7	-12.0		-15.7
Adjusted operating profit margin, %	5.8%	4.3%		4.9%	4.0%		4.5%
Housing Finland and CEE	9.5%	7.7%		9.0%	8.0%		8.2%
Housing Russia	1.2%	0.9%		0.1%	-2.8%		-0.9%
Business Premises and Infrastructure	5.3%	4.0%		4.3%	4.7%		4.8%
Adjusting items	-3.0	-27.0		-4.0	-27.0		-27.0
Profit before taxes	15.4	-17.0		47.5	-7.5		13.8
Profit for the review period[1]	12.3	-15.9		36.7	-8.7		7.4
Earnings per share, EUR	0.10	-0.13		0.29	-0.07		0.06
Return on investment (last 12 months), %	8.0%	3.6%		8.0%	3.6%		4.7%
Net interest-bearing debt at end of period	534.4	475.6	12%	534.4	475.6	12%	469.3
Equity ratio at end of period, %	34.3%	33.8%		34.3%	33.8%		35.1%
Order backlog at end of period	2,527.5	2,640.7	-4%	2,527.5	2,640.7	-4%	2,613.1
1 Attributable to equity holders of the parent company

6 | Interim Report, January–September, 2017 |

Accounting principles applied in the Interim Report
YIT reports on its operations in accordance with IFRS, where the company applies, for example, the IFRIC 15 interpretation. In group reporting, self-developed residential projects are recognised as income upon project handover. The timing of completion of self-developed projects thus affects the Group’s revenue recognition, and therefore group figures may fluctuate greatly between different quarters. In addition, in group reporting part of the interest expenses are capitalised according to IAS 23 and reported as project costs above the operating profit when the project is completed. This causes differences in operating result and financial expenses between segment reporting and group reporting.

YIT Corporation’s management follows the development of the company’s business according to the segment reporting (POC) which is based on the percentage of completion based method. Therefore, the company’s performance is described in the explanatory statement of the Interim Report also according to segment reporting. The effects of the differences of the recognition principles are presented in detail in the tables to the Interim Report. The Interim Report does not include all of the notes or disclosure information as presented in the Financial Statements 2016. Therefore, the Interim Report should be read in conjunction with the Financial Statements 2016.
Group financial development, group reporting (IFRS)
Residential projects for consumers recognised as income upon completion
IFRS, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	420.2	419.3	0%	1,381.4	1,153.2	20%	1,678.3
Operating profit	15.6	-20.9		41.4	-7.6		17.7
Operating profit margin, %	3.7%	-5.0%		3.0%	-0.7%		1.1%
Adjusted operating profit	18.6	6.1	205%	45.5	19.4	135%	44.7
Adjusted operating profit margin, %	4.4%	1.5%		3.3%	1.7%		2.7%
Profit before taxes	12.2	-24.8		31.4	-24.2		-2.5
Profit for the review period[1]	10.2	-22.6		25.0	-22.1		-7.1
Earnings per share, EUR	0.08	-0.18		0.20	-0.18		-0.06
Order backlog at end of period	2,924.2	3,072.0	-5%	2,924.2	3,072.0	-5%	3,048.2
Effective tax rate, %	16.7%	8.9%		20.4%	8.6%		-189.8%
1 Attributable to equity holders of the parent company

July–September

The Group’s revenue remained stable year-on-year. At comparable exchange rates, revenue remained stable.
IFRS operating profit was EUR 15.6 million and the Group’s operating profit margin was 3.7% (-5.0). The operating profit includes adjusting items of EUR -3.0 million related to the preparation of the planned merger. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
The Group’s adjusted operating profit was EUR 18.6 million and The Group’s adjusted operating profit margin was 4.4% (1.5). Adjusted operating profit increased due to higher number of completed apartments directed to consumers in Finland and the CEE countries as well as the better margin content of the completions relative to the comparison period.

January–September

The Group’s revenue increased by 20% year-on-year. At comparable exchange rates, revenue increased by 17%. Revenue increased due to high number of residential project completions.
IFRS operating profit was EUR 41.4 million and the Group’s operating profit margin was 3.0% (-0.7). The operating profit includes adjusting items of EUR -4.0 million related to the preparation of the planned merger. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
The Group’s adjusted operating profit was EUR 45.5 million and The Group’s adjusted operating profit margin was 3.3% (1.7). The adjusted operating profit increased due to the better margin content of residential completions relative to the comparison period and high number of completed apartments.

7 | Interim Report, January–September, 2017 |

Acquisitions and capital expenditure

IFRS, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Gross investments	20.6	12.9	59%	49.6	64.0	-22%	83.5
% of revenue	4.9%	3.1%		3.6%	5.5%		5.0%
Depreciation	3.7	3.4	11%	10.7	9.8	9%	16.5

YIT did not make any business acquisitions in January–September. Gross investments amounted to EUR 49.6 million, or 3.6% of revenue.
Investments to construction equipment amounted to EUR 10.0 million (10.9) and investments to information technology totalled EUR 2.5 million (3.4). Other investments including investments in shares amounted to EUR 37.1 million (49.7) and consisted mainly of investments in the joint ventures.

Cash flow and invested capital

IFRS, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Operating cash flow after investments, excluding discontinued operations	-56.2	-22.8	146%	-6.5	-21.7	-70%	-43.1
Cash flow of plot investments	-22.4	-6.2	263%	-79.7	-72.5	10%	-104.7

IFRS, EUR million	9/17	9/16	Change	9/17	6/17	Change	12/16
Invested capital	1,240.9	1,192.3	4%	1,240.9	1,181.9	5%	1,263.4
Return on investment (last 12 months), %	5.7%	1.8%		5.7%	2.7%		1.6%

Operating cash flow after investments, excluding discontinued operations in January–September was EUR -6.5 million (-21.7). Cash flow was weighed down by the weak residential sales in the Housing Russia segment and the increase in capital employed in completed unsold apartments as well as investments in the Tripla project. EUR 27.6 million of dividends were paid during the review period.
Cash flow of plot investments increased by 10% to EUR -79.7 million (-72.5).
Invested capital increased by 5% from the level of the end of June, and return on investment improved due to the increased operating profit.
The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.

8 | Interim Report, January–September, 2017 |

Capital structure and liquidity position

IFRS, EUR million	9/17	9/16	Change	9/17	6/17	Change	12/16
Net interest-bearing debt	626.2	577.9	8%	626.2	573.3	9%	598.6
Cash and cash equivalents	32.2	66.8	-52%	32.2	35.3	-9%	66.4
Interest-bearing receivables	42.9	33.5	28%	42.9	39.9	8%	34.6
Interest-bearing debt	701.3	678.1	3%	701.3	648.5	8%	699.5
Bonds	149.6	149.5	0%	149.6	149.6		149.5
Commercial papers	190.7	69.8	173%	190.7	111.8	71%	68.9
Construction-stage financing[1]	229.3	276.9	-17%	229.3	255.5	-10%	309.6
Pension loans	64.2	90.4	-29%	64.2	64.2		81.7
Bank loans	67.5	91.5	-26%	67.5	67.5		89.8
Average interest rate, %	2.75%	3.65%		2.75%	3.01%		3.48%
Revolving credit facilities	200.0	300.0	-33%	200.0	200.0		200.0
Overdraft facilities	74.0	64.8	14%	74.0	74.0		74.6
Equity ratio, %	30.6%	30.1%		30.6%	30.7%		31.2%
Gearing ratio, %	124.0%	118.9%		124.0%	115.0%		112.3%
1Construction stage financing includes non-current other loans and current developer contracting liabilities and financial leases according to the notes 3.8 in the tables.

IFRS, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Net financial expenses	-3.3	-3.9	-14%	-10.0	-16.6	-40%	-20.1

At the end of September, YIT’s liquidity position was strong. Cash and cash equivalents amounted to EUR 32.2 million, in addition to which YIT had undrawn overdraft facilities amounting to EUR 74.0 million. In addition, YIT’s committed revolving credit facility amounting to EUR 200 million was completely undrawn and the undrawn and committed RS loan agreements related to domestic apartment projects amounted to approximately EUR 381.1 million. In June, YIT also signed a bilateral bank loan agreement to refinance the corresponding long-term loan that matured in the third quarter. In addition, after the review period in October, YIT has drawn a new three-year EUR 50 million bilateral bank loan.
In addition to normal financing transactions, YIT has secured a Bridge Term Facility to cover the need for financing of the planned merger and a new EUR 300 million revolving credit facility for the use of the company after the merger. YIT has obtained necessary waivers and amendments for the existing financing arrangements for the planned merger.
YIT’s revolving credit facility, the bonds issued in 2015 and 2016 and bank loans include a covenant requiring the Group’s equity ratio based on the IFRS balance sheet to be higher than 25.0%. In addition, the revolving credit facility and bank loans include a covenant requiring the Group’s gearing ratio based on the IFRS balance sheet to be below 150.0%. At the end of September, the equity ratio was 30.6% and the gearing ratio was 124.0%. The weakening of the ratios compared to the end of June was impacted by increase in net debt resulting from negative cash flow. Cash flow was weighed down by the weak residential sales in the Housing Russia segment and as investments in the Tripla project.
As of from the beginning of 2017, YIT takes interest-bearing receivables into account in net interest-bearing debt. Interest-bearing receivables are related to co-operation projects in line with YIT’s strategy, with the most notable item being an interest-bearing receivable reported in the third quarter of 2016, associated with the construction of obligated parking spaces for the Tripla-project. The other interest-bearing receivables are loans granted to a joint venture. The company’s view is that the new reporting method better reflects the amount of net liabilities. The changed reporting method for net debt does not affect the gearing ratio or the covenants of the company’s loan agreements. Interest-bearing debt amounted to EUR 701.3 million at the end of September and net interest-bearing debt was EUR 626.2 million. A total of EUR 11.3 million of long-term loans will mature during the remainder of 2017.

9 | Interim Report, January–September, 2017 |

Net financial expenses of the review period decreased year-on-year and amounted to EUR 10.0 million (16.6). Interest expenses at the amount of EUR 4.4 million (15.1) were capitalized in accordance with IAS 23. During the year, financial expenses were reduced compared to the previous year due to gains on interest rate derivatives and the decreasing of the hedged ruble position. YIT has from the beginning of the year specified the IAS 23 capitalization principles to better reflect the proportion of interest expenses directly related to construction.
The interests on participations in housing corporation loans are included in housing corporation charges and are thus booked in project expenses.
In January–September, interests on the participations amounted to EUR 1.2 million (1.8).
At the end of September, EUR 36.7 million of the capital invested in Russia was debt investments (6/17: 34.8) and EUR 346.0 million was equity investments or similar permanent net investments (6/17: 349.5). In accordance with YIT’s hedging policy, the debt investments to subsidiaries are hedged against exchange rate risk, while equity investments are not hedged due to their permanent nature.

10 | Interim Report, January–September, 2017 |

Group financial development, segment reporting (POC)
Residential projects for consumers recognised as income in line with degree of sales and construction

Revenue

POC, EUR million	7–9/17	7–9/16	Change	Change[1]	1–9/17	1–9/16	Change	Change[1]	1–12/16
Revenue	417.3	443.8	-6%	-6%	1,354.3	1,269.9	7%	5%	1,783.6
Housing Finland and CEE	184.0	167.0	10%	10%	628.8	517.9	21%	21%	727.9
Housing Russia	52.0	76.0	-32%	-34%	172.7	183.9	-6%	-20%	267.9
Business Premises and Infrastructure	183.7	203.1	-10%	-10%	559.8	575.0	-3%	-3%	797.4
Other items	-2.4	-2.3			-7.0	-6.9			-9.7
1 At comparable exchange rates

July–September

The Group’s revenue based on segment reporting decreased by 6% year-on-year. At comparable exchange rates, revenue decreased by 6%.
Revenue grew in the Housing Finland and CEE segment, especially due to the good residential sales in the CEE countries. In Finland the shift in the sales mix from investor sales to consumer sales had an impact on revenue recognition.
Revenue decreased in the Housing Russia segment especially due to weak residential sales in St. Petersburg which led to lower average sales price of apartments. Revenue decreased also in the Business Premises and Infrastructure segment which is explained by the higher revenue recognition of projects in the comparison period.

January–September

The Group’s revenue based on segment reporting increased by 7% year-on-year. At comparable exchange rates, revenue increased by 5%.
Revenue grew in the Housing Finland and CEE segment due to good consumer sales and plot sales. In the Housing Russia segment revenue decreased due to low residential sales. In the Business Premises and Infrastructure segment revenue decreased due to the higher revenue recognition of large projects in the comparison period.
The revenue was increased in the first quarter by the plot sales to cooperation funds conducted in line with YIT’s strategy, among other things. The plot sales did not have a significant impact on the profit but they improved capital efficiency and supported the development of the key financial figures.

Revenue by geographical area, %, POC	7–9/17	7–9/16	1–9/17	1–9/16	1–12/16
Finland	73%	73%	74%	75%	74%
Russia	13%	17%	13%	15%	15%
The CEE countries	14%	10%	13%	10%	11%

11 | Interim Report, January–September, 2017 |

Result

POC, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Operating profit	21.2	-8.0		61.9	24.2	155%	52.9
Operating profit margin, %	5.1%	-1.8%		4.6%	1.9%		3.0%
Adjusting items	-3.0	-27.0		-4.0	-27.0		-27.0
Adjusted operating profit	24.2	19.0	27%	65.9	51.2	29%	79.9
Housing Finland and CEE	17.5	12.9	36%	56.6	41.5	36%	59.9
Housing Russia	0.6	0.7	-10%	0.2	-5.1		-2.3
Business Premises and Infrastructure	9.8	8.2	20%	23.8	26.9	-11%	38.1
Other items	-3.7	-2.7		-14.7	-12.0		-15.7
Adjusted operating profit margin, %	5.8%	4.3%		4.9%	4.0%		4.5%
Housing Finland and CEE	9.5%	7.7%		9.0%	8.0%		8.2%
Housing Russia	1.2%	0.9%		0.1%	-2.8%		-0.9%
Business Premises and Infrastructure	5.3%	4.0%		4.3%	4.7%		4.8%

July–September

The Group’s operating profit based on segment reporting increased to EUR 21.2 million and operating profit margin was 5.1% (-1.8). The operating profit includes adjusting items of EUR -3.0 million related to the preparation of the planned merger. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
Adjusted operating profit increased by 27% to EUR 24.2 million. Adjusted operating profit margin was 5.8% (4.3).
The Housing Finland and CEE segment’s operating profit increased due to strong consumer sales. The operating profit of the Housing Russia segment was positive due to improved gross margins of projects. The segment’s result was however weighed down by low revenue recognised. Operating profit increased also in the Business Premises and Infrastructure segment.
Changes in foreign exchange rates had positive impact of EUR 0.3 million on operating profit.

January–September

The Group’s operating profit based on segment reporting increased by 155% to EUR 61.9 million and operating profit margin was 4.6% (1.9). The operating profit includes adjusting items of EUR -4.0 million related to the preparation of the planned merger. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
Adjusted operating profit increased by 29% to EUR 65.9 million. Adjusted operating profit margin was 4.9% (4.0).
The Housing Finland and CEE segment’s operating profit increased due to strong residential sales, especially consumer sales were good. The operating profit of the Housing Russia segment was positive. Improved gross margins of projects had a positive impact on the development of the segment’s operating result, however the result was weighed down by weak residential sales and low revenue recognised. The decrease in the Business Premises and Infrastructure segment’s operating profit was affected in the beginning of the year by weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects as well as the started profit recognition of the Tripla project in the comparison period, among other things.
Changes in foreign exchange rates had positive impact of EUR 0.7 million on operating profit.
The plot sales of the review period did not have significant impact on the profit.

POC, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Profit before taxes	15.4	-17.0		47.5	-7.5		13.8
Profit for the review period[1]	12.3	-15.9		36.7	-8.7		7.4
Earnings per share, EUR	0.10	-0.13		0.29	-0.07		0.06
Effective tax rate, %	19.9%	5.9%		22.6%	-16.3%		46.3%
1 Attributable to equity holders of the parent company

12 | Interim Report, January–September, 2017 |

Order backlog

POC, EUR million	9/17	9/16	Change	9/17	6/17	Change	12/16
Order backlog	2,527.5	2,640.7	-4%	2,527.5	2,565.7	-1%	2,613.1
Housing Finland and CEE	890.0	880.2	1%	890.0	909.3	-2%	833.4
Housing Russia	373.7	451.1	-17%	373.7	392.3	-5%	463.4
Business Premises and Infrastructure	1,263.9	1,309.5	-3%	1,263.9	1,264.2	0%	1,316.3

The order backlog remained stable on the level of the end of June. At the end of September, 59% of the order backlog had been sold (6/17: 58).
Changes in foreign exchange rates decreased the order backlog by EUR 3.5 million from the end of June.

Invested capital

POC, EUR million	9/17	9/16	Change	9/17	6/17	Change	1–12/16
Invested capital	1,201.7	1,130.7	6%	1,201.7	1,127.4	7%	1,175.3
Return on investment (last 12 months), %	8.0%	3.6%		8.0%	5.6%		4.7%

The invested capital increased by 7% from the end of June. Return on investment improved to the level of 8.0% as operating profit increased. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
Capital efficiency is one of the most remarkable strategic targets in line with growth and profitability. In January–September, the company improved capital efficiency by selling plots to plot funds, widening the utilisation of previously created partnerships and creating new partnerships to reduce the need for financing.

13 | Interim Report, January–September, 2017 |

Housing Finland and CEE

Operating environment

Consumer confidence picked up in Finland during the review period, which was also seen as good consumer demand. However, there were no signs of overheating. Supply has increased to a high level during the year. In addition to the demand focusing on affordable apartments in growth centres, the demand for bigger apartments continued to improve. Investors were more selective in their investments and the demand focused on the capital region, Turku and Tampere.
In the CEE countries, consumer confidence was on a good level especially in the Czech Republic and has improved from the beginning of the year clearly especially in Latvia. Residential demand was mainly brisk in the CEE countries.
Residential prices of new apartments increased slightly on average and the shortage of resources in the CEE countries caused cost pressure especially in the Czech Republic and Slovakia.
Mortgage interest rates were on a low level in all operating countries and the availability of financing was good. In Finland, new drawdowns of mortgages remained approximately stable year-on-year during the review period.

POC, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	184.0	167.0	10%	628.8	517.9	21%	727.9
Operating profit	17.5	12.9	36%	56.6	41.5	36%	59.9
Operating profit margin, %	9.5%	7.7%		9.0%	8.0%		8.2%
Adjusted operating profit	17.5	12.9	36%	56.6	41.5	36%	59.9
Adjusted operating profit margin, %	9.5%	7.7%		9.0%	8.0%		8.2%
Capital employed at end of period	417.7	432.0	-3%	417.7	432.0	-3%	453.5
Return on capital employed ROCE (last 12 months), %	17.7%	12.3%		17.7%	12.3%		13.4%
Order backlog at end of period	890.0	880.2	1%	890.0	880.2	1%	833.4

July–September

The segment’s revenue increased by 10% year-on-year thanks to good residential sales especially in the CEE countries. In Finland the shift in the sales mix from investor sales to consumer sales had an impact on revenue recognition.
The segment’s operating profit increased by 36% year-on-year, and operating profit margin was 9.5% (7.7). The segment’s operating profit increased thanks to strong consumer sales.
In July–September, the unit sales to consumers were on a strong level. The share of consumer sales in Finland was 84% (52%). In the third quarter, YIT started in the capital region a project comprising 90 apartments in Espoo, among others. In Asemanranta, Hämeenlinna, a new area development project was started.
In July–September, YIT sold 64 apartments to investors as bundle deals in Finland.
In the CEE countries, unit sales increased by 130% in July–September. In the quarter, YIT started the third phase of the Nuppu area development project in Bratislava, Slovakia and sold to YCE Housing fund I projects with the total value of EUR 25 million in Bratislava, Sovakia and Vilnius, Lithuania, among others. In addition, YIT acquired a plot for a significant area development project in the centre of Bratislava, Slovakia.

January–September

The segment’s revenue increased by 21% year-on-year thanks to good consumer sales and plot sales.
The segment’s operating profit increased by 36%  year-on-year, and operating profit margin was 9.0% (8.0). The segment’s operating profit increased thanks to strong residential sales, especially consumer sales were good.
In the end of 2016, YIT involved in establishing the YCE Housing I fund that supports the company’s growth strategy in the CEE countries by investing in housing development in the area. In March, YIT sold a housing project in Bratislava, Slovakia to the fund. The value of the deal for YIT was approximately EUR 14 million and the project sold will comprise 106 apartments. YIT continued the cooperation by selling projects to the fund with the total value of EUR 25 million in in Bratislava, Sovakia and Vilnius, Lithuania.

14 | Interim Report, January–September, 2017 |

Residential construction in Finland, units	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Sold	567	555	2%	2,182	1,872	17%	2,730
of which initially started to consumers[1]	539	371	45%	1,636	1,148	43%	1,838
Start-ups	580	819	-29%	2,451	2,293	7%	2,877
of which to consumers	552	634	-13%	1,905	1,569	21%	1,985
Completed	729	742	-2%	2,404	2,046	17%	2,535
of which to consumers	497	304	63%	1,650	827	100%	1,087
Under construction at end of period	3,889	3,747	4%	3,889	3,747	4%	3,842
of which sold at end of period, %	60%	61%		60%	61%		69%
For sale at end of period	1,676	1,677	0%	1,676	1,677	0%	1,406
of which completed	122	211	-42%	122	211	-42%	201
Plot reserve in the balance sheet at end of period, EUR million	146.9	163.9	-10%	146.9	163.9	-10%	154.0
Plot reserve at end of period[2], floor sq. m.	1,459,000	1,596,591	-9%	1,459,000	1,596,591	-9%	2,044,160
Cost of completion at end of period, EUR million	325	273	19%	325	273	19%	264
1 Includes apartments sold to residential funds: 7–9/17: 64 units; 7–9/16: 80 units; 1–9/17: 191 units; 1–9/16: 170 units; 1–12/16: 242 units. 2 Includes pre-agreements and own plots.

Residential construction in the CEE countries, units	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Sold	462	201	130%	1,070	637	68%	1,197
Start-ups	429	286	50%	1,181	1,091	8%	1,300
Completed	259	171	51%	541	466	16%	703
Under construction at end of period	2,684	2,070	30%	2,684	2,070	30%	2,043
of which sold at end of period, %	58%	35%		58%	35%		53%[1]
For sale at end of period	1,233	1,471	-16%	1,233	1,471	-16%	1,121[1]
of which completed	116	124	-6%	116	124	-6%	151
Plot reserve in the balance sheet at end of period, EUR million	128.5	109.8	17%	128.5	109.8	17%	123.5
Plot reserve at end of period, floor sq. m.	601,000	434,882	38%	601,000	434,882	38%	485,000
Cost of completion at end of period, EUR million	133	102	30%	133	102	30%	105
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

15 | Interim Report, January–September, 2017 |

Housing Russia

Operating environment

Russian consumers were cautious in their purchasing decisions in spite of the slight improvement of the economy. During the review period, the decline in consumers’ purchasing power seems to have stopped and the purchasing power to have settled on the low level.
Residential demand started to improve during the review period in the Moscow region and remained weak in other cities. The Russian Central Bank continued to decrease the key rate during the third quarter and indicated the series of cuts to continue over the coming quarters and this was partly reflected in the residential demand. Residential prices remained stable on average and supply still on a high level. The mortgage interest rates for new apartments continued to decrease below 10% during the quarter.

POC, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	52.0	76.0	-32%	172.7	183.9	-6%	267.9
Operating profit	0.6	-26.3		0.2	-32.1		-29.3
Operating profit margin, %	1.2%	-34.6%		0.1%	-17.5%		-10.9%
Adjusted operating profit	0.6	0.7	-10%	0.2	-5.1		-2.3
Adjusted operating profit margin, %	1.2%	0.9%		0.1%	-2.8%		-0.9%
Capital employed at end of period	416.2	362.8	15%	416.2	362.8	15%	405.1
Return on capital employed ROCE (last 12 months), %	0.8%	-8.4%		0.8%	-8.4%		-7.6%
Order backlog at end of period	373.7	451.1	-17%	373.7	451.1	-17%	463.4

July–September

The segment’s revenue decreased by 32% year-on-year especially due to weak residential sales in St. Petersburg which led to lower average sales price of apartments. At comparable exchange rates, revenue decreased by 34%.
The segment’s operating profit was EUR 0.6 million  and the operating profit margin was 1.2% (-34.6). The segment’s operating profit was positive due to improved gross margins of projects. The segment’s result was however weighed down by low revenue recognised. Strengthening of the ruble had a positive impact of EUR 0.2 million on operating profit. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
During the quarter, YIT started new projects in the Moscow region and Tyumen.
The share of residential deals financed with mortgages was 48% (52). At the end of September, YIT was responsible for the service and maintenance of over 31,000 apartments in Russia.

January–September

The segment’s revenue decreased by 6% year-on-year due to low residential sales. At comparable exchange rates, revenue decreased by 20%.
The segment’s operating profit was EUR 0.2 million and the operating profit margin was 0.1% (-17.5). Strengthening of the ruble had a positive impact of EUR 0.6 million on operating profit. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment. Improved gross margins of projects had a positive impact on the development of the segment’s operating profit, however the result was weighed down by weak sales and low revenue recognised.
The share of residential deals financed with mortgages was 52% (52).

16 | Interim Report, January–September, 2017 |

Residential construction in Russia, units	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Sold	812	880	-8%	1,942	2,598	-25%	3,523
Start-ups	761	486	57%	1,992	1,657	20%	2,782
Completed[1]	931	1,281	-27%	3,202	1,886	70%	4,278
Under construction at end of period	5,416	7,889	-31%	5,416	7,889	-31%	6,626
of which sold at end of period, %	30%	49%		30%	49%		37%
For sale at end of period	4,648	4,393	6%	4,648	4,393	6%	4,599
of which completed	875	366	139%	875	366	139%	414
Plot reserve in the balance sheet at end of period[2], EUR million	243.7	192.1	27%	243.7	192.1	27%	238.7
Plot reserve at end of period[2], floor sq. m.	2,145,000	2,118,000	1%	2,145,000	2,118,000	1%	2,115,000
Cost of completion at end of period, EUR million	131	181	-28%	131	181	-28%	195
1 Completion of the residential projects requires commissioning by the authorities. 2 Figures include Gorelovo industrial park.

Under construction at end of period, units	9/17	9/16	Change	9/17	6/17	Change	12/16
St. Petersburg	1,371	2,956	-54%	1,371	1,371		2,271
Moscow	1,720	2,481	-31%	1,720	2,068	-17%	2,695
Russian regions	2,325	2,452	-5%	2,325	2,147	8%	1,660

17 | Interim Report, January–September, 2017 |

Business Premises and Infrastructure

Operating environment

Investors’ interest towards projects in prime growth centres was on a good level in the Finnish business premises market. In Finland, the good overall market sentiment supported private investments. The tender market and infrastructure market were active especially in the capital region and growth centres.
In the Baltic countries and Slovakia, investor demand for business premises was good and rental levels have remained stable. Tender market has remained stable in the Baltic countries.

POC, EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	183.7	203.1	-10%	559.8	575.0	-3%	797.4
Operating profit	9.8	8.2	20%	23.8	26.9	-11%	38.1
Operating profit margin, %	5.3%	4.0%		4.3%	4.7%		4.8%
Adjusted operating profit	9.8	8.2	20%	23.8	26.9	-11%	38.1
Adjusted operating profit margin, %	5.3%	4.0%		4.3%	4.7%		4.8%
Capital employed at end of period	248.4	197.6	26%	248.4	197.6	26%	183.9
Return on capital employed ROCE (last 12 months), %	15.7%	16.7%		15.7%	16.7%		21.6%
Order backlog at end of period	1,263.9	1,309.5	-3%	1,263.9	1,309.5	-3%	1,316.3

Business premises, EUR million	9/17	9/16	Change	9/17	6/17	Change	12/16
Plot reserve in the balance sheet	84.4	104.9	-20%	84.4	84.8	-1%	104.5
Plot reserve, floor sq. m.	539,000	934,000	-42%	539,000	563,795	-4%	685,967[1]
Cost of completion	17	30	-43%	17	14	21%	25[1]
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

July–September

The segment’s revenue decreased by 10% year-on-year. The decrease is explained by the higher revenue recognition of projects in the comparison period.
The segment’s operating profit increased by 20% year-on-year to EUR 9.8, and operating profit margin was 5.3% (4.0).
During the quarter, a part of school, high school and day care life cycle projects signed by YIT with the city of Espoo, industrial and office properties and water tower projects, among others, were recorded in the order backlog. In addition, the city and road maintenance contracts started in October were recorder in the order backlog. The combined sum of the five-year maintenance contracts is over EUR 100 million.
A property company of YIT, Ahlström Capital and HGR Property Partners signed a contract in August on the sale of the Kasarmikatu 21 office property. The transaction is expected to be closed by the end of the year 2017.
Large projects, such as the Tripla project, proceeded as planned and the contruction of the hotel for the Tripla project started. In the end of the period, the occupancy rate of Mall of Tripla was approximately 57%. The occupancy rate of Mall of Tripla has been calculated based on binding lease agreements.

January–September

The segment’s revenue decreased by 3% year-on-year. The decrease is explained by the higher revenue recognition of large projects in the comparison period.
The segment’s operating profit decreased by 11% year-on-year to EUR 23.8 million, and operating profit margin was 4.3% (4.7). In the beginning of the year, the decrease in the operating profit was affected by weakened margins in certain projects in the CEE countries and the seasonal variation of infrastructure projects as well as the started profit recognition of the Tripla project in the comparison period, among other things.
In March, YIT signed the contracts with the City of Espoo on the school, high-school and day care life cycle projects in co-operation with Caverion. YIT’s share of the projects is approximately EUR 39 million and a part of the projects was recorded in the order backlog of the third quarter. In April, YIT signed a final agreement of the implementation of the hotel for the Tripla project. The agreement has been closed and the value of the project for YIT is approximately EUR 88 million. In addition, the city and road maintenance contracts started in October were recorder in the order backlog. The combined sum of the five-year maintenance contracts is over EUR 100 million.

18 | Interim Report, January–September, 2017 |

During the period, the lease agreements to the last vacant premises of the Kasarmikatu 21 office property were signed and the occupancy rate reached the level of 100%.

The largest ongoing self-developed business premises projects

Project, location	Value, EUR million	Project type	Completion rate, %	Estimated completion	Sold/ for sale	Leasable area, sq. m.
Mall of Tripla, Helsinki	~600	Retail	38%	2019	YIT’s ownership 38.75%	85,000
Kasarmikatu 21, Helsinki	n/a	Office	89%	12/17	YIT’s ownership 40%	16,000
K3 Wihuri, Vantaa	n/a	Logistics/Office	67%	4/18	Sold	25,000
K3 Posti terminal, Vantaa	~29	Logistics	30%	6/18	Sold	26,000
Extension of Business Park Rantatie, Helsinki	~25	Office	96%	11/17	Sold	6,000

The largest ongoing business premises and infrastructure contracts

Project	Value, EUR million	Project type	Completion rate, %	Estimated completion
E18 Hamina-Vaalimaa motorway	~260	Infra	89%	12/18
Tampere light railway	~110	Infra	14%	12/21
Myllypuro Campus, Metropolia, Helsinki	~70	Public premises	20%	8/19
Helsinki Central Library	~50	Public premises	36%	9/18
Naantali CHP power plant	~40	Infra	99%	11/17

19 | Interim Report, January–September, 2017 |

Personnel

Personnel by business segment	9/17	9/16	Change	9/17	6/17	Change	12/16
Housing Finland and CEE	1,826	1,707	7%	1,826	1,923	-5%	1,695
Housing Russia	1,417	1,428	-1%	1,417	1,430	-1%	1,428
Business Premises and Infrastructure	2,043	1,955	5%	2,043	2,179	-6%	1,940
Group Services	247	192	29%	247	244	1%	198

Personnel by geographical area	9/17	9/16	Change	9/17	6/17	Change	12/16
Finland	3,349	3,134	7%	3,349	3,600	-7%	3,120
Russia	1,430	1,417	1%	1,430	1,439	-1%	1,418
The CEE countries	754	731	3%	754	737	2%	723
Group, total	5,533			5,533			5,261

In January–September, the Group employed 5,549 people on average (5,387). The year-on-year growth of the Group Services’ personnel was affected by internal transfers and the recruitment of trainees, among other things. Personnel expenses totalled EUR 199.1 million (174.9). The cost effect of YIT’s share-based incentive scheme was EUR 3.5 million (2.5).
The accident frequency (number of accidents per one million working hours) increased to the level of 13 (11). The accident frequency is calculated with 12 month rolling average.
The Board of Directors of YIT Corporation decided on March 16, 2017, to launch a new share-based incentive scheme for key persons, comprising three earnings periods. Return on investment (ROI) is the key indicator in the scheme. Besides this, a target related to the Group’s Net Promoter Score (NPS) has been set for 2017.

Strategic objectives

The YIT Board of Directors approved on September 26, 2016 the company’s renewed strategy for the three-year period 2017-2019. The engine for growth and profitability is urban development involving partners.
Along with the renewed strategy, the company’s Board of Directors confirmed also the financial targets and specified the cash flow target. Going forward, the cash flow target is operating cash flow after investments1 sufficient for paying dividends. Previously, the company has communicated that the target is to have sufficient operating cash flow after investment1 for paying dividends and reducing debt. However, the aim is not to increase the net debt level. The surplus of cash flow will be used to accelerate the growth. At the same time, the improvement of the key figures is expected to be realised primarily through improvement of the company’s profitability and operative result. Other long-term targets remain unchanged.
In YIT’s Capital Markets Day on September 28, 2017, the progress of the implementation of the strategy and financial targets was presented. The presentation materials and recordings from the Capital Markets Day are available at www.yitgroup.com/investors.

Long-term financial targets	Target level
Revenue growth	5–10% annually on average
Return on investment	15%
Operating cash flow after investments[1]	Sufficient for paying dividends
Equity ratio	40%
Dividend payout	40–60% of net profit for the period
The target levels are based on segment reporting (POC). 1Excluding discontinued operations

20 | Interim Report, January–September, 2017 |

Resolutions passed at the General Meetings

The Annual General Meeting

The Annual General Meeting of YIT Corporation was held on March 16, 2017. YIT published stock exchange releases on the resolutions passed at the Annual General Meeting and the organisation of the Board of Directors on March 16, 2017. The stock exchange releases and a presentation of the members of the Board of Directors are available on YIT’s website at www.yitgroup.com/.

The Extraordinary General Meeting

The Extraordinary General Meeting held on September 12, 2017 resolved on the statutory absorption merger of Lemminkäinen Corporation into YIT. Pursuant to the Merger Plan, Lemminkäinen shall be merged into YIT through an absorption merger so that all assets and liabilities of Lemminkäinen shall be transferred without a liquidation procedure to YIT and Lemminkäinen will be dissolved. The related stock exchange releases are available on YIT’s website at www.yitgroup.com/.

Shares and shareholders

The company has one series of shares. Each share carries one vote and confers an equal right to a dividend.

Share capital and number of shares

YIT Corporation’s share capital and the number of shares outstanding did not change during the review period. YIT Corporation’s share capital was 149,216,748.22 euros in the beginning of 2017 (2016: 149,216,748.22) and the number of shares outstanding was 127,223,422 (2016: 127,223,422).

Treasury shares and authorisations of the Board of Directors

The Annual General Meeting of YIT Corporation resolved on March 16, 2017, to authorise the Board of Directors to decide on the repurchase of company shares and share issues as proposed by the Board of Directors. The authorisation is valid until March 31, 2018. The share issue authorisation also includes an authorisation to decide on the transfer of treasury shares.
YIT Corporation held 1,646,767 treasury shares at the beginning of the year 2017. The Board of Directors of YIT Corporation decided on April 26, 2017 on a directed share issue in which 238,554 YIT Corporation shares were issued and conveyed without consideration to the key persons participating in the incentive scheme according to the terms and conditions of the incentive scheme. The company held 1,408,213 own shares in the end of September.
No shares were returned to the company during the review period.

Trading on shares

The opening price of YIT’s share was EUR 7.60 on the first trading day of 2017. The closing price of the share on the last trading day of the review period on September 29, 2017 was EUR 6.92. YIT’s share price decreased by approximately 9% during the review period. The highest price of the share during the review period was EUR 8.09, the lowest EUR 6.25 and the average price was EUR 7.11. Share turnover on Nasdaq Helsinki in January-September was approximately 119.2 million (97.3). The value of the share turnover was approximately EUR 847.2 million (553.1), source: Nasdaq Helsinki.
During the review period, approximately 103.3 million (107.4) YIT Corporation shares changed hands in alternative market places, corresponding to approximately 46% (53) of the total share trade, source: Fidessa Fragmentation Index.
YIT Corporation’s market capitalisation on the last trading day of the review period on September 29, 2017 was EUR 870.6 million (900.4). The market capitalisation has been calculated excluding the shares held by the company.

21 | Interim Report, January–September, 2017 |

Number of shareholders and flagging notifications

At the end of September, the number of registered shareholders was 42,436 (41,144) and a total of 21.6% of the shares were owned by nominee-registered and non-Finnish investors (24.9%).
During the review period, YIT did not receive announcements under Chapter 9, Section 5 of the Securities Markets Act.

Managers’ transactions

YIT’s managers’ transactions from the review period have been published as stock exchange releases and are available on YIT’s website at www.yitgroup.com/.

22 | Interim Report, January–September, 2017 |

Most significant short-term business risks

The general economic development, functioning of the financial markets and the political environment in YIT’s operating countries have a significant impact on the company’s business. Negative development in consumers’ purchasing power, consumer or business confidence, the availability of financing for consumer or business, or interest rates would likely weaken the demand for YIT’s products and services. A drop in residential prices or an increase in investors’ yield requirements would pose a risk for the profitability of the company, should these factors materialise.
There is still significant uncertainty related to the economic development of Russia, although the situation seems to have stabilised. The volatility of the oil price and the ruble, geopolitical tensions and inflation may have an influence on the demand for apartments due to a weakening in purchasing power and consumer confidence. Declining purchasing power also impacts the development of residential prices.
In 2016, Finland accounted for 75% of the company’s revenue, which highlights the significance of Finland’s economic development for YIT’s business. The slowing recovery of the Finnish economy and the indebtedness of the public sector may weaken consumers’ purchasing power and general confidence, which would have a negative impact on the demand for apartments and business premises. A persistent increase of public sector debt could also make it more difficult to finance infrastructure investments. Investors have played a central role in YIT’s Finnish business in recent years. An increase in price levels, rental accommodation and / or weakening in tenant demand on the business premises or residential market and better yield of alternative investments could lead to a significant decrease in investor demand.
Ensuring competitive products and services corresponding to customer demand is critical for YIT’s business. Changes in customer preferences and in the offerings of competitors present risks related to the demand for the company’s products and services. New competitors, business models and products on the housing market may present risks related to the demand for the company’s products and services.
Especially in Finland and the CEE countries, the availability of the resources needed for growing the production volume might prevent increasing the production as planned. Competitors’ need for resources also presents a risk of losing key personnel and expertise.
The preparation of the planned merger takes time from the key personnel, causes uncertainty among employees and activates competitors to recruitment attempts. The company has taken planned measures to mitigate these risks. More detailed information on the risks related to the merger is published in the merger prospectus. The merger prospectus is available on YIT’s website at www.yitgroup.com/.
Most of the company’s business is project business, meaning that successful project management plays an integral role in ensuring the company’s profit. The most significant project management risks are related to factors such as pricing, planning, scheduling, procurement, cost management and, in the company’s self-developed business, also the management of sales risk. YIT’s major business premises and infrastructure projects in Finland, such as the Tripla project and the E18 Hamina-Vaalimaa motorway, make up a significant share of the company’s expected revenue in coming years, meaning that successful project management in the projects is integral.
Changes in legislation and authorities’ permit processes may slow down the progress of projects or prevent them from being realised. There are uncertainty factors related to authorities’ actions, permit processes and their efficiency particularly in Russia and the CEE countries.
The improvement of the capital turnover will continue as a part of normal business. The company’s target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018. Measures to release capital in a challenging market situation involve the risk of financial losses.
The most significant financial risks are the risks related to foreign exchange rate development and the availability of financing. The Group’s most significant currency risk is related to ruble-denominated investments. Further information can be found in the Capital structure and liquidity position section. More information on financial risks and their management is provided in Note 28 to the financial statements.

23 | Interim Report, January–September, 2017 |

Events after the review period
October 9, Change in YIT Management Board: Tero Kiviniemi, Executive Vice President of YIT, has announced to resign from the company. YIT Corporation’s Board of Directors has nominated Chief Financial Officer Esa Neuvonen to act as Executive Vice President, and Timo Lehmus as Head of Business Premises and Infrastructure segment until the execution of the merger of YIT and Lemminkäinen. Both appointments became effective as of October 9, 2017.
October 9, PEAB divested its holdings in Lemminkäinen: YIT no longer obliged to redeem shares: PEAB was the only shareholder who voted against the merger of YIT and Lemminkäinen and demanded redemption of its shares at the Extraordinary General Meeting of Lemminkäinen on September 12.
According to the flagging notifications published by Lemminkäinen, PEAB divested its shares and the holding of Onvest Sijoitus Oy increased to a number corresponding to the number of shares divested by PEAB on the same day.
In October, residential sales to consumers are estimated to be around 160 units in Finland (10/16: around 200), around 100 units in the CEE countries (10/16: around 100) and around 250 units in Russia (10/16: over 300).

Outlook for 2017
Guidance for 2017 unchanged (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.
The adjusted operating profit is estimated to be in the range of EUR 105–115 million.
The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Factors affecting the guidance
YIT’s guidance is based on estimates and assumptions by the company’s management regarding revenue and adjusted operating profit according to the company’s segment reporting (POC), as well as regarding development in the operating environment.  YIT’s guidance is based in particular on YIT’s order backlog, the management’s estimate of the share of projects sold or signed pre-agreements of the rest of 2017 revenue, and the management’s estimate regarding the development of the segments, as well as on the market outlook.
The most significant factors affecting revenue and operating profit on which YIT can have an influence are sales and pricing, project management and project risk management, product development and the product offering, cost management and measures affecting the capital efficiency.
Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate, the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.
Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company’s ability to adapt its offering.

Guidance raise in July
YIT raised its guidance on July 13, 2017 regarding both the Group revenue and the adjusted operating profit.
Regarding the sales process of the Kasarmikatu 21 office project in Helsinki, based on the price and terms indications from potential investors and ongoing further negotiations YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.
The more positive development of the Group revenue and the adjusted operating profit is supported also by good residential sales and demand in both Finland and in the CEE countries. The residential sales in Russia have been weaker than expected in the beginning of the year. The adjusted operating profit for Housing Russia segment is still estimated to positive and to stay on a low level.

Guidance rationale
In addition to the market outlook, the 2017 guidance is based on the following factors: at the end of September the company’s order backlog was solid and 59% of it was sold. Projects already sold or signed pre-agreements are estimated to contribute over half of rest of 2017 revenue.
The increased share of consumer sales in Housing Finland and CEE is likely to have a moderate positive impact on the adjusted operating profit of the segment. The impacts of the shift to consumers will be visible in the result gradually.

24 | Interim Report, January–September, 2017 |

In Housing Russia, the adjusted operating profit is estimated to be positive but to remain on a low level. Capital release actions in Russia are likely to have a negative impact on the profitability.
A contract on the sale of the Kasarmikatu 21 office project in Helsinki for an international investor was signed in August. YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.

Market outlook

Finland
Consumer demand is estimated to remain on a good level. The large investors’ activity is estimated to remain on a lower level compared to the previous years. The importance of location and price level remains significant.
Residential price polarization is estimated to continue between growth centres and the rest of Finland. Access to mortgage financing is estimated to remain good. The increased supply of apartments is estimated to prevent the market overheating.
The tenants’ interest for business premises is estimated to pick up slightly in growth centres. The real estate investors’ activity is expected to remain on a good level with focus on prime locations in the capital region especially. Business premises contracting is estimated to remain active but the average project size is estimated to decrease. New infrastructure projects are estimated to revitalise the market.
The increased competition for skilled labour due to high construction activity is expected to continue. Construction costs are estimated to increase slightly. Construction volume growth is expected to slow down.
Bank regulation and increased capital requirements of financial institutions might have an impact on the construction and real estate development.

Russia
In Russia, the low point of the economic cycle is estimated to be behind, however residential demand is anticipated to improve only slowly and the price levels to remain stable on a low level. The moderate recovery of the economy is estimated to have a moderate, positive impact on the residential market. The weakening of ruble and expectations of decrease of interest rate are expected to influence consumer behaviour.
Residential demand is expected to focus on affordable apartments also in Russia. Construction cost inflation is estimated to remain moderate.
The CEE countries
Residential demand is expected to remain on a good level. Residential prices are estimated to increase slightly. The price level of plots has increased and the competition for plots is expected to remain on a high level. Good access to financing and low interest rates are estimated to support the residential demand going forward as well. Shortage of resources is estimated to increase construction cost inflation.

25 | Interim Report, January–September, 2017 |

Interim Report January 1 – September 30, 2017: Tables

1	ACCOUNTING PRINCIPLES OF THE INTERIM REPORT

	1.1	New IFRS standards
	1.2	Currency exchange rates used in the Interim Report
	1.3	Definitions of key financial figures

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS

	2.1	Consolidated income statement
	2.2	Statement of comprehensive income
	2.3	Consolidated statement of financial position
	2.4	Consolidated cash flow statement
	2.5	Consolidated statement of changes in equity

3	NOTES, IFRS

	3.1	Segment information
	3.2	Geographical information
	3.3	Earnings per share
	3.4	Adjusted operating profit
	3.5	Property, plant and equipment
	3.6	Inventories
	3.7	Financial risk management
	3.8	Borrowings and fair value
	3.9	Change in contingent liabilities and assets and commitments
	3.10	Minimum payment of non-cancellable lease agreements
	3.11	Related party transactions

4	ADDITIONAL INFORMATION

	4.1	Reconciliation of certain segment reporting items
	4.2	Key figures by quarter, IFRS
	4.3	Key figures by quarter, segment reporting
	4.4	Consolidated balance sheet, segment reporting

26 | Interim Report, January–September, 2017 |

1	ACCOUNTING PRINCIPLES OF THE INTERIM REPORT

YIT Corporation’s Interim Report for January 1 – September 30, 2017, has been drawn up in line with IAS 34: Interim Financial Reporting. The figures presented in the Interim Report are unaudited. In the Interim Report the figures are presented in million euros doing the rounding on each line, which may cause some rounding inaccuracies in column and total sums.

The Interim Report have been prepared in accordance with the International Financial Reporting Standards (IFRS) and the same accounting principles and calculation techniques have been applied as in the Financial statements 2016. The Interim Report does not include all of the notes or disclosure information as presented in the Financial statements 2016. Therefore, the Interim Report should be read in conjunction with the Financial statements 2016.

1.1	New IFRS standards

In the half-year report 2017 YIT has described the estimated impacts of IFRS 15 based on the impact analysis prepared by the company. The company will adopt the standard as of January 1, 2018 using a retrospective method and all available transition relief options. Based on the impact analysis YIT has, in the half-year report 2017, identified contract elements that might differ from current practice. During the review period YIT has focused the results on preliminary analysis and made preparations to implement the standard. The company still estimates that the standard will not have a material impact on the consolidated financial statements, other than by increasing the amount of notes. The estimate is preliminary and will be specified during the last quarter of 2017. The final impact of IFRS 15 is presented in the consolidated financial statements of 2017.

1.2	Currency exchange rates used in the Interim Report

		Average rates			End rates
		1–9/17	1–9/16	1-12/16	9/17	9/16	12/16
1 EUR =	CZK	26.5497	27.0360	27.0342	25.9810	27.0210	27.0210
	PLN	4.2646	4.3586	4.3635	4.3042	4.3192	4.4103
	RUB	64.9392	76.2328	74.1466	68.2519	70.5140	64.3000

27 | Interim Report, January–September, 2017 |

1.3	Definitions of key financial figures

The key financial figures according to segment reporting (POC) and IFRS reporting have been calculated by using the same definitions unless otherwise noted.

Adjusted operating profit	=	Operating profit – Adjusting items

Adjusting items	=
Material items not part of the normal business such as gains or losses arising from the divestments of a business or part of a business, impairment of goodwill and plots of land, impairment of tangible assets and impairment of other assets, costs on the basis of statutory personnel negotiations and adaption measures, costs associated with business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and costs related to the planned merger transaction

Earnings per share, EUR	=	Profit for the period (attributable to owner of the parent)	x 100
Average number of shares outstanding

Operating cashflow after investments, excluding discontinued operations	=	Operating cashflow after investments presented in the cashflow statement – Cash flow from operations from discontinued operations

Gross investments	=	Investments in tangible and intangible assets, excluding additions in financial leases, and investments in subsidiaries, associated companies and joint ventures

Return on equity, %	=	Result for the period	x 100
Total equity (average)

Interest bearing debt	=	Non-current financial debt + Current financial debt

Return on investment (rolling 12 months), %	=	Result before tax + Financial expenses +/- foreign exchange differences (net)	x 100
Total equity (average) + Interest bearing debt (average)

Equity ratio at the end of the period, %	=	Total equity	x 100
Total assets – Advances received

Interest bearing net debt at the end of the period	=	Interest bearing debt – Cash and cash equivalents – Interest bearing receivables

Gearing at the end of the period, %	=	Interest bearing debt – Cash and cash equivalents	x 100
Total equity

Segment’s return on capital employed, ROCE (%)	=	Segment’s operating profit	x 100
Segment’s capital employed (average)

Capital employed	=
Tangible and intangible assets + goodwill + shares in associated companies and joint ventures + investments + inventories + trade receivables + other non-interest bearing operational receivables[1] - provisions - trade payables - advances received – other non-interest bearing liabilities[1]

Equity/share (e)	=	Total equity
Number of shares outstanding at the end of the period

Market capitalisation	=	(Number of shares – treasury shares) x share price at the end of the period

Average share price	=	EUR value of shares traded during period
Number of shares traded during period

1Excluding items associated with taxes, distribution of profit and financial items

28 | Interim Report, January–September, 2017 |

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS

2.1	Consolidated income statement

EUR million	7-9/17	7-9/16	Change	1-9/17	1-9/16	Change	1–12/16
Revenue	420.2	419.3	0%	1,381.4	1,153.2	20%	1,678.3
Other operating income	4.3	2.7	60%	9.3	9.9	-6%	12.8
Change in inventories of finished goods and in work in progress	-12.5	-12.2	2%	-12.5	33.2		13.0
Production for own use	0.1	-0.0		0.5	0.3	74%	0.3
Materials and supplies	-29.4	-68.6	-57%	-187.4	-185.3	1%	-245.2
External services	-237.7	-231.6	3%	-725.9	-617.8	17%	-892.4
Personnel expenses	-59.0	-56.8	4%	-199.1	-174.9	14%	-250.3
Other operating expenses	-66.6	-70.0	-5%	-213.8	-215.9	-1%	-281.7
Share of results in associated companies	-0.1	-0.3	-65%	-0.3	-0.5	-33%	-0.6
Depreciation, amortisation and impairment	-3.7	-3.4	11%	-10.7	-9.8	9%	-16.5
Operating profit	15.6	-20.9		41.4	-7.6		17.7
Financial income	0.5	-0.3		1.7	1.1	62%	1.7
Exchange rate differences (net)	-0.6	-1.5	-56%	2.3	-9.5		-9.6
Financial expenses	-3.2	-2.2	47%	-14.0	-8.1	73%	-12.2
Financial income and expenses, total	-3.3	-3.9	-14%	-10.0	-16.6	-40%	-20.1
Result before taxes	12.2	-24.8		31.4	-24.2		-2.5
Income taxes	-2.0	2.2		-6.4	2.1		-4.7
Result for the period	10.2	-22.6		25.0	-22.1		-7.1
Attributable to
Equity holders of the parent company	10.2	-22.6		25.0	-22.1		-7.1
Non-controlling interest
Earnings per share, attributable to the equity holders of the parent company
Basic, EUR	0.08	-0.18		0.20	-0.18		-0.06
Diluted, EUR	0.08	-0.18		0.20	-0.17		-0.06

29 | Interim Report, January–September, 2017 |

2.2	Statement of comprehensive income

EUR million	7-9/17	7-9/16	Change	1-9/17	1-9/16	Change	1–12/16
Result for the period	10.2	-22.6		25.0	-22.1		-7.1
Items that may be reclassified subsequently to profit/loss:
Cash flow hedges	0.0	0.1	-99%	0.3	0.4	-19%	0.5
-Deferred tax	-0.0	-0.0	-99%	-0.1	-0.1	-19%	-0.1
Change in translation differences	-4.2	5.2		-24.2	40.0		75.2
Items that may be reclassified subsequently to profit/loss, total	-4.2	5.3		-24.0	40.3		75.6
Items that will not be reclassified to profit/loss
Change in fair value of defined benefit pension							-1.1
- Deferred tax							0.2
Items that will not be reclassified to profit/loss, total							-0.9
Other comprehensive income, total	-4.2	5.3		-24.0	40.3		74.7

Total comprehensive result	6.0	-17.3		1.1	18.1		67.6
Attributable to equity holders of the parent company	6.0	-17.3		1.1	18.1		67.6
Attributable to non-controlling interest		-0.0			-0.0

30 | Interim Report, January–September, 2017 |

2.3	Consolidated statement of financial position

EUR million	9/17	9/16	Change	12/16
ASSETS
Non-current assets
Property, plant and equipment	56.8	50.9	12%	53.2
Goodwill	8.1	10.9	-25%	8.1
Other intangible assets	11.4	15.3	-26%	11.9
Shares in associated companies and joint ventures	97.3	48.2	102%	63.5
Available-for-sale financial assets	0.4	0.4	0%	0.4
Interest-bearing receivables[1]	42.9	33.5	28%	34.6
Other receivables	2.6	6.9	-62%	3.2
Deferred tax assets	52.0	59.2	-12%	54.2
Non-current assets total	271.7	225.3	21%	229.1
Current assets
Inventories	1,693.0	1,695.0	0%	1,746.6
Trade and other receivables	218.5	227.2	-4%	235.4
Income tax receivables	9.6	4.9	97%	6.5
Cash and cash equivalents	32.2	66.8	-52%	66.4
Current assets total	1,953.3	1,993.9	-2%	2,054.9
Total assets	2,225.0	2,219.2	0%	2,284.0

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%	149.2
Legal reserve	1.5	1.5	0%	1.5
Other reserves	0.6	-0.0		-0.0
Treasury shares	-7.2	-8.3	-13%	-8.3
Translation differences	-209.3	-220.3	-5%	-185.0
Fair value reserve	-0.0	-0.4	-91%	-0.3
Retained earnings	604.7	592.4	1%	606.7
Total equity attributable to the equity holders of the parent company	539.6	514.2	4%	563.9
Non-controlling interest
Equity total	539.6	514.2	4%	563.9
Non-current liabilities
Deferred tax liabilities	14.7	22.1	-15%	17.6
Pension obligations	2.1	0.9	124%	2.1
Provisions	45.2	42.9	6%	44.8
Borrowings	298.6	289.9	3%	249.1
Other liabilities	52.9	54.5	-3%	51.0
Total non-current liabilities	417.6	410.3	2%	364.6
Current liabilities
Advances received	460.0	513.1	-10%	473.9
Trade and other payables	370.8	359.5	3%	395.2
Income tax payables	8.4	4.3	95%	4.4
Provisions	30.1	29.5	2%	31.7
Borrowings	402.7	388.2	4%	450.4
Total current liabilities	1,271.9	1,294.6	-2%	1,355.5
Total equity and liabilities	2,225.0	2,219.2	0%	2,284.0

1 The statement of financial position as at 31 December 2016 includes a reclassification of EUR 1.0 million from Other receivables to Interest-bearing receivables to reflect the current business model with joint ventures.

31 | Interim Report, January–September, 2017 |

2.4	Consolidated cash flow statement

EUR million	7-9/17	7-9/16	Change	1-9/17	1-9/16	Change	1–12/16
Result for the period	10.2	-22.6		25.0	-22.1		-7.1
Adjustments	11.8	18.0	-34%	46.1	45.2	11%	69.8
Change in trade and other receivables	-2.9	-61.6	-95%	6.3	-77.2		-76.3
Change in inventories	-1.4	-30.9	-95%	10.8	-80.4		-83.5
Change in current liabilities	-43.9	101.6		-17.8	211.6		181.9
Change in working capital, total	-48.2	9.0		-0.7	54.0		22.0
Cash flow of financial items	-6.5	-12.5	-48%	-21.5	-34.0	-37%	-39.5
Taxes paid	-3.3	-2.7	20%	-7.5	-3.1	139%	-9.1
Continued operations	-36.0	-10.8	232%	41.4	39.9	4%	36.1
Discontinued operations	-0.1	-0.1	50%	-0.1	-0.1	0.0	-0.2
Net cash generated from operating activities	-36.1	-10.8	234%	41.2	39.7	4%	35.9
Acquisition of subsidiaries and associated companies, net of cash	-15.5	-6.9		-34.1	-49.1		-64,6
Disposal of subsidiaries, associated companies and joint ventures	0.0	0.0		0.0	1.0		1.0
Cash outflow from investing activities	-5.1	-6.1	-16%	-15.6	-15.1	4%	-19.1
Cash inflow from investing activities	0.5	0.8	-36%	1.9	1.4	32%	3.3
Net cash used in investing activities	-20.1	-12.1	67%	-47.9	-61.6	-22%	-79.2
Operating cash flow after investments	-56.2	-22.9	146%	-6.6	-21.8	-70%	-43.3
Change in loan receivables	-0.6	0.3		0.0	-0.1		-0.6
Change in current liabilities	52.9	20.3	160%	42.4	59.3	-29%	91.3
Proceeds from borrowings	30.0	0.0		60.0	50.0	20%	50.0
Repayments of borrowings	-30.0	-4.5	570%	-101.4	-120.2	-16%	-131.4
Payments of financial leasing debts	-0.1	0.0		-0.2	-0.0	676%	-0.0
Dividends paid	-0.0	-0.0	36%	-27.6	-27.6	0%	-27.6
Net cash used in financing activities	52.2	16.1	224%	-26.8	-38.7	-31%	-18.4
Net change in cash and cash equivalents	-4.0	-6.8	-41%	-33.4	-60.5	-45%	-61.7
Cash and cash equivalents at the beginning of the period	35.3	70.5	-50%	66.4	122.2	-46%	122.2
Change in the fair value of the cash equivalents	0.9	1.7	-44%	-0.8	3.8		6.0
Cash and cash equivalents at the end of the period	32.2	65.4	-51%	32.2	65.4	-51%	66.4

32 | Interim Report, January–September, 2017 |

2.5	Consolidated statement of changes in equity

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1, 2016	149.2	1.5		-260.2	-0.7	-8.3	641.4	523.0	0.1	523.1
Comprehensive income
Result for the period							-22.1	-22.1	-0.0	-22.1
Other comprehensive income:
Cash flow hedges					0.4			0.4		0.4
- Deferred tax					-0.1			-0.1		-0.1
Translation differences				40.0				40.0		40.0
Comprehensive income, total				40.0	0.3		-22.1	18.1	-0.0	18.1
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes						-0.0	1.0	0.9		0.9
Transactions with owners, total						-0.0	-26.7	-26.7		-26.7
Change in non-controlling interests							-0.2	-0.2	-0.0	-0.3
Equity on September 30, 2016	149.2	1.5		-220.3	-0.4	-8.3	592.4	514.2		514.2

Changes in equity October 1 ‒ December 31				35.3	0.1		14.3	49.7		49.7
Equity on December 31, 2016	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1, 2017	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9
Comprehensive income
Result for the period							25.0	25.0		25.0
Other comprehensive income:
Cash flow hedges					0.3			0.3		0.3
- Deferred tax					-0.1			-0.1		-0.1
Translation differences				-24.2				-24.2		-24.2
Comprehensive income, total				-24.2	0.2		25.0	1.1		1.1
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes			0.6			1.1	0.6	2.2		2.2
Transactions with owners, total			0.6			1.1	-27.1	-25.4		-25.4
Equity on September 30, 2017	149.2	1.5	0.6	-209.3	-0.0	-7.2	604.7	539.6		539.6

33 | Interim Report, January–September, 2017 |

3	NOTES, IFRS

3.1	Segment information

Segment information are reported according to management reporting for the Group Management Board. The chief operating decision-maker is the YIT Group’s Management Board, which reviews the Group’s internal reporting in order to assess performance and allocate resources to the segments. The Group Management Board reviews the performance of the business segments based on adjusted operating profit. The Group’s three reportable segments are Housing Finland and CEE, Housing Russia, and Business Premises and Infrastructure. The assets and liabilities of the reportable segments are allocated to each segment respectively. Other items include group items related to general administration of the group.

Housing Finland and CEE
-	Development and construction of housing, holiday homes and entire residential areas.
-	Emphasis on own developments

Housing Russia
-	Development and construction of housing and entire residential areas, emphasis on own developments
-	Property maintenance

Business Premises and Infrastructure
-	Development and construction of offices, shopping malls, public facilities, assisted living facilities and other business premises
-	Renovation projects
-	Construction of roads, bridges, tunnels, rail and metro stations, ports and power plants
-	Road and street maintenance
-	Equipment business

Other items
Other items include Group internal services, rental revenue from external customers and Group level unallocated costs.

Segment reporting accounting principles

In the Group’s segments’ reporting to the management, the revenue from own residential and commercial development projects is recognised by multiplying the degree of completion and the degree of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from our own residential construction projects is recognised on completion and in commercial development projects the recognition practice will be evaluated on a case-by-case basis and in accordance with the terms and conditions of each contract. The share of income and expenses to be recognised is calculated by multiplying the percentage of completion by the percentage of sale multiplied by the occupancy rate. YIT usually sells own commercial development projects to investors either prior to construction or during an early phase. The impact of the difference in reporting principles is shown in the line IFRS adjustment. As a result of the accounting policy, Group figures can fluctuate greatly between quarters. In addition to group reporting, the interest expenses are capitalised according to IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and group reporting.

Capital employed and return on capital employed (%) are included in the reports regularly reviewed by the YIT Group’s Management Board. These key indicators are reported regularly to Group’s Management. Capital employed is determined as follows:

+ Property, plant and equipment and intangible assets
+ Goodwill
+ Shares in associates and joint ventures
+ Inventories
+ Trade receivables and other non-interest-bearing receivables (excl. items related to taxes, interests and distribution of assets)
= Segment’s assets

- Provisions
- Trade payables
- Advances received
- Other non-interest-bearing liabilities (excl. items related to taxes, interests and distribution of assets)
= Segment’s liabilities

34 | Interim Report, January–September, 2017 |

Capital employed = Segment’s assets - Segment’s liabilities
Return on capital employed % = Segment’s operating profit (12 months) / Capital employed (average) *100

Invested capital is calculated as follows:
Capital employed + unallocated assets – unallocated liabilities (excluding interest-bearing debts)

	1-9/17
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	628.8	172.7	559.8	-7.0	1,354.3	27.1	1,381.4
Group internal		0.0	7.0	-7.0
Revenue from external customers	628.8	172.7	552.8	0.0	1,354.3	27.1	1,381.4
Share of result from associates and joint ventures	0.2	0.0	-0.6		-0.3	0.0	-0.3

Operating profit	56.6	0.2	23.8	-18.7	61.9	-20.5	41.4
Depreciation and amortisation	-1.2	-0.7	-5.4	-3.3	-10.7	0.0	-10.7

Adjusted operating profit	56.6	0.2	23.8	-14.7	65.9	-20.5	45.5
Adjusting items		0.0		-4.0	-4.0		-4.0

Unallocated items
Financial income and expenses				-14.4	-14.4	4.4	-10.0
Income taxes				-10.7	-10.7	4.3	-6.4
Result for the period, Group	56.6	0.2	23.8	-43.9	36.7	-11.7	25.0

Segment’s assets	729.9	503.9	584.8	21.5	1,840.0	245.2	2,085.2
Property, plant and equipment, other intangible assets and shares in associated companies and joint ventures	11.0	5.3	133.6	15.7	165.6	0.0	165.6
Goodwill	8.1		0.0	0.0	8.1	0.0	8.1
Inventory	577.0	456.2	328.6		1,361.8	331.2	1,693.0
Other current receivables	133.7	42.4	122.5	5.8	304.4	-85.9	218.5

Unallocated assets				131.3	131.3	8.5	139.8
Cash and cash equivalents				32.2	32.2	0.0	32.2
Non-current receivables				45.1	45.1	0.0	45.1
Tax related items				53.1	53.1	8.5	61.6
Financial items accruals				0.8	0.8	0.0	0.8
Total assets	729.9	503.9	584.8	152.8	1,971.3	253.7	2,225.0

Gross investments	6.1	1.6	39.5	2.4	49.6	0.00.0	49.6
Of which investments in associated companies and joint ventures	5.6	0.0	28.5		34.1	0.00	34.1

Segment’s liabilities	312.2	87.7	336.4	-0.7	735.6	217.4	953.0
Provisions and pension obligation	47.2	17.7	8.1	4.6	77.6	-0.2	77.4
Trade payables, other liabilities and accruals	208.9	55.6	156.3	-5.4	415.4	0.2	415.6
Advances received	56.1	14.3	172.1	0.1	242.6	217.4	460.0

Unallocated liabilities				643.5	643.5	88.9	732.5
Borrowings				609.5	609.5	91.8	701.3
Tax related items				25.9	25.9	-2.9	23.0
Financial items accruals				8.1	8.1	0.0	8.1
Total liabilities	312.2	87.7	336.4	642.8	1,379.1	306.3	1,685.4

Segment’s capital employed	417.7	416.2	248.4	22.2	1,104.4	27.8	1,132.2
ROCE (last 12 months)	17.7	0.8	15.7	0.0		0.0
Invested capital					1,201.7	39.2	1,240.9

35 | Interim Report, January–September, 2017 |

	1-9/16
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	517.9	183.9	575.0	-6.9	1,269.9	-116.6	1,153.2
Group internal		0.0	6.9	-6.9
Revenue from external customers	517.9	183.9	568.1	0.0	1,269.9	-116.6	1,153.2
Share of result from associates and joint ventures	0.0	0.0	-0.5	0.0	-0.5	0.0	-0.5

Operating profit	41.5	-32.1	26.9	-12.0	24.2	-31.9	-7.6
Depreciation and amortisation	-1.1	-0.5	-5.2	-2.9	-9.8	0.0	-9.8

Adjusted operating profit	41.5	-5.1	26.9	-12.0	51.2	-31.9	19.4
Adjusting items		-27.0			-27.0		-27.0

Unallocated items
Financial income and expenses				-31.7	-31.7	15.1	-16.6
Income taxes				-1.2	-1.2	3.3	2.1
Result for the period, Group	41.5	-32.1	26.9	-45.0	-8.7	-13.4	-22.1

Segment’s assets	724.2	474.4	514.1	20.6	1,733.4	319.3	2,052.7
Property, plant and equipment, other intangible assets and shares in associated companies and joint ventures	7.0	5.1	85.7	16.6	114.4	0.0	114.4
Goodwill	8.1	2.8	0.0	0.0	10.9	0.0	10.9
Inventory	617.4	428.7	266.6		1,312.7	382.3	1,695.0
Other current receivables	91.7	38.0	161.8	4.0	295.4	-63.0	232.4

Unallocated assets				156.9	156.9	9.6	166.5
Cash and cash equivalents				66.8	66.8	0.0	66.8
Non-current receivables				35.3	35.3	0.0	35.3
Tax related items				54.6	54.6	9.6	64.1
Financial items accruals				0.3	0.3	0.0	0.3
Total assets	724.2	474.4	514.1	177.5	1,890.3	328.8	2,219.2

Gross investments	1.4	0.5	59.0	2.9	64.0	0.0	64.0
Of which investments in associated companies and joint ventures		0.0	48.1		48.1	0.00	48.1

Segment’s liabilities	292.3	111.6	316.6	-3.4	717.0	266.8	983.8
Provisions and pension obligation	46.1	16.5	7.5	2.9	73.0	0.3	73.2
Trade payables, other liabilities and accruals	190.4	62.4	149.9	-5.8	396.9	0.6	397.4
Advances received	55.8	32.7	159.3	-0.5	247.2	266.0	513.1

Unallocated liabilities				618.5	618.5	102.6	721.1
Borrowings				575.9	575.9	102.2	678.1
Tax related items				26.0	26.0	0.4	26.4
Financial items accruals				16.6	16.6	0.0	16.6
Total liabilities	292.3	111.6	316.6	615.1	1,335.6	369.4	1,705.0

Segment’s capital employed	432.0	362.8	197.6	24.1	1,016.4	52.5	1,068.9
ROCE (last 12 months)	12.3	-8.4	16.7	0.0		0.0
Invested capital					1,130.7	61.7	1,192.3

36 | Interim Report, January–September, 2017 |

	1-12/16
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group, POC	IFRS adjustments[1]	Group, IFRS
Revenue	727.9	267.9	797.4	-9.7	1,783.6	-105.3	1,678.3
Group internal		0.0	9.7	-9.7
Revenue from external customers	727.9	267.9	787.7	0.1	1,783.6	-105.3	1,678.3
Share of result from associates and joint ventures	0.0	0.0	-0.6	-0.0	-0.6	0.0	-0.6

Operating profit	59.9	-29.3	38.1	-15.7	52.9	-35.2	17.7
Depreciation and amortisation	-2.5	-3.1	-7.0	-3.9	-16.5	0.0	-16.5

Adjusted operating profit	59.9	-2.3	38.1	-15.7	79.9	-35.2	44.7
Adjusting items		-27.0			-27.0		-27.0

Unallocated items
Financial income and expenses				-39.1	-39.1	19.0	-20.1
Income taxes				-6.4	-6.4	1.7	-4.7
Result for the period, Group	59.9	-29.3	38.1	-61.2	7.4	-14.5	-7.1

Segment’s assets	741.7	524.3	531.2	19.9	1,817.0	302.9	2,120.0
Property, plant and equipment, other intangible assets and shares in associated companies and joint ventures	5.8	5.3	100.9	16.6	128.7	0.0	128.7
Goodwill	8.1		0.0	0.0	8.1	0.0	8.1
Inventory	614.6	467.6	283.3	0.0	1,365.5	381.1	1,746.6
Other current receivables	113.2	51.3	147.0	3.2	314.7	-78.1	236.6

Unallocated assets				154.9	154.9	9.1	164.0
Cash and cash equivalents				66.4	66.4	0.0	66.4
Non-current receivables				35.7	35.7	0.0	35.7
Tax related items				51.5	51.5	9.1	60.7
Financial items accruals				1.3	1.3	0.0	1.3
Total assets	741.7	524.3	531.2	174.8	1,971.9	312.1	2,284.0

Gross investments	1.6	0.6	76.5	4.7	83.5		83.5
Of which investments in associated companies and joint ventures			63.6		63.6		63.6

Segment’s liabilities	288.2	119.1	347.3	5.5	760.1	222.0	982.2
Provisions and pension obligation	45.5	19.8	8.8	4.4	78.5	0.0	78.5
Trade payables, other liabilities and accruals	193.4	72.3	165.4	1.1	432.3	-2.5	429.8
Advances received	49.3	27.0	173.0	0.0	249.4	224.5	473.9

Unallocated liabilities				606.8	606.8	131.2	737.9
Borrowings				570.3	570.3	129.2	699.5
Tax related items				20.1	20.1	2.0	22.0
Financial items accruals				16.4	16.4	0.0	16.4
Total liabilities	288.2	119.1	347.3	612.3	1,366.9	353.2	1,720.1

Segment’s capital employed	453.5	405.1	183.9	14.3	1,056.9	80.9	1,137.8
ROCE (last 12 months)	13.4	-7.6	21.6	0.0		0.0
Invested capital					1,175.3	88.1	1,263.4

1IFRS adjustments include segments’ total IFRS adjustments. IFRS adjustments related to revenue comprise of the difference between IFRS and POC revenue recognition. IFRS adjustments related to financial items consists capitalisation of interest costs according to IAS23. IFRS adjustments to Income taxes are related to the timing difference of revenue recognition between IFRS and POC.

37 | Interim Report, January–September, 2017 |

Revenue by segments, by quarter

EUR million	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Housing Finland and CEE	184.0	200.0	244.8	210.0	167.0	184.8	166.0	220.8
Housing Russia	52.0	62.8	57.8	84.0	76.0	58.8	49.1	61.6
Business Premises and Infrastructure	183.7	197.5	178.7	222.4	203.1	222.5	149.4	188.5
Other items and eliminations	-2.4	-2.5	-2.1	-2.8	-2.3	-2.4	-2.1	-2.4
Revenue total, POC	417.3	457.8	479.2	513.7	443.8	463.7	362.4	468.5
IFRS adjustment	2.9	51.1	-26.9	11.4	-24.5	-67.3	-24.8	43.1
Revenue total, IFRS	420.2	509.0	452.2	525.0	419.3	396.4	337.6	511.6

Adjusted operating profit by segments, by quarter

EUR million	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Housing Finland and CEE	17.5	19.8	19.4	18.4	12.9	15.8	12.9	13.4
Housing Russia	0.6	1.3	-1.8	2.8	0.7	-2.7	-3.1	0.7
Business Premises and Infrastructure	9.8	9.3	4.7	11.2	8.2	12.7	6.0	7.5
Other items and eliminations	-3.7	-5.4	-5.6	-3.7	-2.7	-5.6	-3.7	-5.0
Adjusted operating profit total, POC	24.2	25.0	16.7	28.7	19.0	20.2	12.1	16.6
IFRS adjustment	-5.7	-2.9	-12.0	-3.3	-12.9	-13.5	-5.4	11.7
Adjusted Operating profit total, IFRS	18.6	22.2	4.7	25.3	6.1	6.6	6.7	28.4
Adjustment items, total	-3.0	-1.1			-27.0
Operating profit total, IFRS	15.6	21.1	4.7	25.3	-20.9	6.6	6.7	28.4

38 | Interim Report, January–September, 2017 |

Adjusted operating profit margin by segments, by quarter

%	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Housing Finland and CEE	9.5%	9.9%	7.9%	8.7%	7.7%	8.5%	7.7%	6.0%
Housing Russia	1.2%	2.1%	-3.1%	3.3%	0.9%	-4.6%	-6.3%	1.2%
Business Premises and Infrastructure	5.3%	4.7%	2.6%	5.0%	4.0%	5.7%	4.0%	4.0%
Group total, POC	5.8%	5.5%	3.5%	5.6%	4.3%	4.3%	3.3%	3.6%
Group total, IFRS	4.4%	4.4%	1.0%	4.8%	1.5%	1.7%	2.0%	5.5%

3.2	Geographical information

Revenues from external customers and non-current assets are presented by location in geographical segments in group reporting. Reportable geographical segments are Finland, Russia, Baltic countries and Central Eastern Europe.

Revenue from external customers

EUR million	9/17	9/16	Change	12/16
Finland	1,064.6	925.5	15%	1,233.3
Russia	182.2	123.0	48%	271.6
Baltic countries	82.8	58.3	42%	104.8
Central Eastern Europe	51.7	46.3	12%	68.6
Group total	1,381.4	1,153.2	20%	1,678.3

Non-current assets

EUR million	9/17	9/16	Change	12/16
Finland	157.4	107.5	46%	121.5
Russia	5.3	7.8	-31%	5.3
Baltic countries	8.9	9.0	-1%	9.0
Central Eastern Europe	2.4	1.4	73%	1.4
Group total	174.1	125.7	39%	137.2

3.3	Earnings per share

	7–9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Weighted average number of shares outstanding, undiluted, 1,000 pcs	125,701	125,643	125,577	125,577	125,577	125,577	125,578	125,582
Weighted average number of shares outstanding, diluted, 1,000 pcs	127,607	127,549	127,366	127,366	127,366	127,366	127,367	126,773
Number of shares outstanding at the end of the period, 1,000 pcs	125,815	125,815	125,577	125,577	125,577	125,577	125,577	125,579
Earnings per share, basic, EUR	0.08	0.09	0.03	0.12	-0.18	0.01	-0.01	0.13
Earnings per share, diluted, EUR	0.08	0.09	0.03	0.12	-0.18	0.01	-0.01	0.13

39 | Interim Report, January–September, 2017 |

3.4	Adjusted operating profit

YIT group presents adjusted operating profit to reflect the underlying business performance and to enhance comparability between financial periods. APMs should not be considered as a substitute for measures of performance in accordance with the IFRS. Adjusting items in operating profit includes: Material items not part of the normal business such as gains or losses arising from the divestments of a business or part of a business, impairment of goodwill and plots of land, impairment of tangible assets and impairment of other assets, costs on the basis of statutory personnel negotiations and adaption measures, costs associated with business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and costs related to the planned merger transaction.

Reconciliation of adjusting items

EUR million	7-9/17	7-9/16	1-9/17	1-9/16	1–12/16
Operating profit, IFRS	15.6	-20.9	41.4	-7.6	17.7
Impairment of land plots		18.0		18.0	18.0
Transaction cost related to planned merger	3.0		4.0
Project expense provision related to plots in Moscow area		6.6		6.6	6.6
Impairment of goodwill		2.4		2.4	2.4
Adjusted operating profit, IFRS	18.6	6.1	45.5	19.4	44.7
IFRS adjustments	5.7	12.9	20.5	31.9	35.2
Adjusted operating profit, POC	24.2	19.0	65.9	51.2	79.9

Adjusting items by segments

EUR million	7-9/17	7-9/16	1-9/17	1-9/16	1–12/16
Housing Finland and CEE
Housing Russia		-27.0		-27.0	-27.0
Business Premises and Infrastructure
Other items and eliminations	-3.0		-4.0
Group total	-3.0	-27.0	-4.0	-27.0	-27.0

In 2017 a EUR 4.0 million adjusting item was recognised in Other items related to the planned merger with Lemminkäinen in Q3. In 2016 the operating profit of Housing Russia included a cost of EUR 27.0 million, of which EUR 18.0 million were related to the impairment of land plots and EUR 9.0 million cost related to four plots located in Moscow region so that their value relates to the current dialog with the authorities and conflicting investment terms. Of this amount EUR 2.4 million was allocated to impairment of goodwill in Russia in Q4 2016.

3.5	Property, plant and equipment

EUR million	9/17	9/16	Change	12/16
Carrying value at the beginning of the period	53.2	47.3	12%	47.4
Translation difference	-0.3	0.7		1.1
Increase	12.5	11.7	7%	13.9
Decrease	-1.3	-0.9	39%	-4.2
Depreciation and value adjustments	-8.3	-7.9	6%	-10.6
Reclassifications	0.8	0.0	Over thousand %	5.6
Carrying value at the end of the period	56.8	50.9	12%	53.2

40 | Interim Report, January–September, 2017 |

3.6	Inventories

EUR million	9/17	9/16	Change	12/16
Raw materials and consumables	4.9	5.3	-7%	6.3
Work in progress	874.8	895.0	-2%	899.9
Land areas and plot owning companies	603.5	570.7	6%	620.7
Shares in completed housing and real estate companies	169.9	165.4	3%	171.9
Advance payments	37.9	56.2	-33%	45.4
Other inventories	2.0	2.4	-17%	2.4
Total inventories	1,693.0	1,695.0	0%	1,746.6

3.7	Financial risk management

The main financial risks include liquidity risk, credit risk and market risks, such as currency and interest rate risk, and their management is a part of the Group’s treasury policy. The Board of Directors has approved the Corporate Treasury Policy. The Group Treasury is responsible for the practical implementation of the policy in association with the business units.
The Group’s strategic financial targets guide the use and management of the Group’s capital. Achieving the strategic targets is supported by maintaining an optimum Group capital structure. Capital structure is mainly influenced by controlling investments and the amount of working capital tied to business operations. A more detailed account of financial risks has been published in the notes to the financial statements for the year 2016.

3.8	Borrowings and fair value

Borrowings which have different fair value and carrying value

EUR million	9/17 Carrying value	9/17 Fair value	12/16 Carrying value	12/16 Fair value
Non-current liabilities
Bonds	149.6	154.6	149.5	152.4
Loans from financial institutions	62.9	59.2	5.4	4.7
Pension loans	51.7	49.4	60.7	56.4
Other loans	34.3	34.3	33.5	33.5
Finance lease liabilities
Non-current liabilities, total	298.6	297.5	249.1	247.0

Current liabilities
Bonds
Loans from financial institutions	4.6	4.6	84.4	84.4
Overdraft facility used			0.0	0.0
Pension loans	12.5	12.5	21.0	21.0
Commercial papers	190.7	190.7	68.9	68.9
Developer contracting liabilities
Receivables sold to financing companies[1]	164.2	164.2	226.0	226.0
Liability in housing corporation loans[2]	30.7	30.7	50.0	50.0
Other loans
Finance lease liabilities	0.1	0.1	0.1
Current liabilities, total	402.7	402.7	450.4	450.3

1The construction-stage contract receivables sold to banks and other financing companies totaled EUR 192.6 million (EUR 258.5 million) at the end of the period. Of this amount, EUR 164.2 million (EUR 226.0 million) is included in interest-bearing liabilities on the balance sheet and the remainder comprises receivables which qualify for derecognition according to IAS 39.15–37 and AG 36–52. Possible re-purchase liabilities in off-balance sheet items are related to violations in contract agreements. The interest paid on receivables sold to financing companies, EUR 3.0 million (EUR 3.9 million), is included in net financial expenses.
2The interest on shares in the housing corporation loans of unsold completed residences is recognised in project expenses, because it is included in housing corporation maintenance charges.

The fair values of bonds are based on the market price at the closing date. The fair values of other non-current loans are based on discounted cash flows. Discount rate is defined to be the rate YIT Group was to pay for equivalent external loans at the closing date. It consists of risk free market rate and company and maturity related risk premium 2.1-3.83% (2.76-3.87% on June 30, 2017) p.a.

41 | Interim Report, January–September, 2017 |

Fair value estimation
Group measures the fair value measurement hierarchy as follows:
Level 1: The fair values of financial instruments are based on quoted prices in active markets. A market can be considered active if quoted prices are regularly available and the prices represent the actual value of the instrument in liquid trading.
Level 2: Financial instruments are not traded in active and liquid markets. The value of a financial instrument can be determined based on market value and potentially partially derived value measurement. If, however, the factors affecting the fair value of the instrument are available and observable, the instrument belongs to level 2.
Level 3: The valuation of a financial instrument is not based on observable market data, and other factors affecting the fair value of the instrument are not available and observable. The following table presents the Group’s assets and liabilities that are measured at fair value and their levels. Following table presents the group’s assets and liabilities that are measured at fair value and their levels.

Assets, EUR million	9/17 Level 1	9/17 Level 2	12/16 Level 1	12/16 Level 2
Available-for-sale investments			0.1
Derivatives (hedge accounting not applied)		0.2		1.2
Total assets		0.2	0.1	1.2

Liabilities, EUR million	9/17 Level 1	9/17 Level 2	12/16 Level 1	12/16 Level 2
Derivatives (hedge accounting not applied)		5.3		10.6
Derivatives (hedge accounting applied)		0.1		0.4
Total liabilities		5.4		11.0

There were neither transfers between level 1 and 2 nor assets categorised at level 3.

3.9	Change in contingent liabilities and assets and commitments

EUR million	9/17	9/16	Change	12/16
Collateral given for own commitments
Corporate mortgages
Guarantees on behalf of its associated companies	5.0	5.0		5.0
Other commitments
Investment commitments	55.8	72.9	-23%	57.4
Repurchase commitments	274.1	236.5	16%	285.2
Operating leases	100.9	106.7	-5%	118.3
Rental guarantees for clients	4.8	4.8	-1%	3.9
Liability under derivative contracts
Value of underlying instruments
Interest rate derivatives	277.5	337.5	-18%	335.0
Foreign exchange derivatives	42.5	59.9	-29%	52.1
Fair value
Interest rate derivatives	-4.4	-8.7	-49%	-7.1
Foreign exchange derivatives	-0.8	-3.9	-79%	-2.7
YIT Corporation’s guarantees on behalf of its subsidiaries	1,307.6	1,284.5	2%	1,429.2

As a result of the partial demerger registered on June 30, 2013, YIT Corporation had secondary liability for guarantees transferred to Caverion Corporation, with a maximum total amount of on September 30, 2017 EUR 31.8 million (on September 30, 2016: EUR 39.3 million).

3.10	Minimum payment of non-cancellable lease agreements

EUR million	9/17	9/16	Change	12/16
No later than 1 year	26.6	20.1	32%	27.6
1-5 years	63.2	65.8	-4%	73.2
Later than 5 years	11.2	20.8	-46%	17.5
Group total	100.9	106.7	-5%	118.3

42 | Interim Report, January–September, 2017 |

3.11	Related party transactions

The Group’s related parties include key executives, associated companies, joint ventures, and companies outside of the Group that a person in an executive position in the YIT Group can be expected to exercise influence over. Key executives include members of the Board of Directors and the Management Board.

EUR million	1-9/17	1-9/16	Change	1-12/16
Sales of goods and services
Associates and joint ventures	117.2	159.2	-26%	211,1

Purchases of goods and services
Companies controlled by key executives	13.4	8.4	60%	11,8

EUR million	9/17	9/16	Change	12/16
Trade and other receivables
Associates and joint ventures	0.8	18.9	-96%	13,2
Companies controlled by key executives	0.3	0.3	2%	0,3

Trade and other payables
Associates and joint ventures	0.8	1.9	-60%	0,0
Companies controlled by key executives	1.0	1.5	-33%	1,7

Transactions with related parties are conducted at arm’s length. During the presented reporting periods there have been no sales of goods and services with companies controlled by key executives or purchases of goods and services with associates and joint ventures. There have been no transactions with Other related party during the presented periods.

43 | Interim Report, January–September, 2017 |

4	ADDITIONAL INFORMATION

4.1	Reconciliation of certain segment reporting items

Reconciliation of earnings per share

EUR	1–9/17	1–9/16	Change	1–12/16
Earnings per share, attributable to the equity holders of the parent company
Basic, POC	0.29	-0.07		0.06
IFRS adjustment	-0.09	-0.11	-13%	-0.12
Basic, IFRS	0.20	-0.18		-0.06

Diluted, POC	0.29	-0.07		0.06
IFRS adjustment	-0.09	-0.11	-14%	-0.11
Diluted, IFRS	0.20	-0.17		-0.06

Reconciliation of EBITDA

EUR million	7-9/17	7-9/16	Change	1-9/17	1-9/16	Change	1–12/16
Operating profit, IFRS	15.6	-20.9		41.4	-7.6		17.7
IFRS adjustments	-5.7	-12.9	-56%	-20.5	-31.9	-36%	-35.2
Operating profit, POC	21.2	-8.0		61.9	24.2	155%	52.9
Amortisations, Depreciations and Impairments	-3.7	-3.4	11%	-10.7	-9.8	9%	-16.5
EBITDA, POC	25.0	-4.6		72.6	34.0	113%	69.4

4.2	Key figures by quarter, IFRS

	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Revenue, EUR million	420.2	509.0	452.2	525.0	419.3	396.4	337.6	511.6
Operating profit, EUR million	15.6	21.1	4.7	25.3	-20.9	6.6	6.7	28.4
% of revenue	3.7%	4.1%	1.0%	4.8%	-5.0%	1.7%	2.0%	5.5%
Financial income and expenses net, EUR million	-3.3	-6.4	-0.3	-3.6	-3.9	-4.9	-7.8	-7.0
Profit before taxes, EUR million.	12.2	14.7	4.5	21.8	-24.8	1.8	-1.2	21.4
% of revenue	2.9%	2.9%	1.0%	4.1%	-5.9%	0.4%	-0.3%	4.2%
Profit for the review period, attributable to equity holders of the parent company, EUR million	10.2	11.4	3.4	15.0	-22.6	1.4	-0.9	16.0
Gross capital expenditures, EUR million	20.6	11.7	17.3	19.5	12.9	48.1	2.9	3.4
% of revenue	4.9%	2.3%	3.8%	3.7%	3.1%	12.1%	0.9%	0.7%

	9/17	6/17	3/17	12/16	9/16	6/16	3/16	12/15
Return on investment, from the last 12 months, %	5.7%	2.7%	1.5%	1.6%	1.8%	3.6%	4.9%	6.4%
Equity ratio, %	30.6%	30.7%	31.1%	31.2%	30.1%	32.9%	31.5%	32.9%
Net interest-bearing debt, EUR million	626.2	573.3	551.1	598.6	577.9	556.6	554.5	529.0
Gearing ratio, %	124.0%	115.0%	103.6%	112.3%	118.9%	104.8%	108.6%	101.1%
Unrecognised order backlog at the end of the period, EUR million	2,924.2	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3
- of which activities outside Finland, EUR million.	908.6	911.4	1,005.6	972.8	1,051.5	1,072.7	963.1	898.3
Personnel at the end of the period	5,533	5,776	5,407	5,261	5,282	5,632	5,276	5,340
Personnel, average from the beginning of the year	5,549	5,503	5,367	5,361	5,387	5,388	5,297	5,613
Balance sheet total, EUR million	2,225.0	2,214.5	2,335.0	2,284.0	2,219.2	2,108.4	2,035.4	1,966.6
Average share price during the period[1], EUR	7.11	7.05	6.88	6.14	5.68	5.37	4.92	5.60
Share price at the end of the period, EUR	6.92	7.32	6.34	7.59	7.17	6.45	4.97	5.24
Market capitalisation at the end of the period, EUR million	870.6	921.0	796.2	953.1	900.4	810.0	624.1	658.0
Equity per share, EUR	4.29	4.24	4.54	4.49	4.09	4.23	4.07	4.16
1The calculation principle for average share price was changed from the beginning of 2016. The formula used is provided in the section 1.3 Definitions of key financial figures.

44 | Interim Report, January–September, 2017 |

4.3	Key figures by quarter, segment reporting

	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16	10-12/15
Profit before taxes, EUR million	15.4	19.5	12.6	21.3	-17.0	10.2	-0.8	6.1
Profit for the review period, attributable to equity holders of the parent company, EUR million	12.3	15.5	8.9	16.1	-15.9	7.9	-0.6	4.6
Earnings per share, basic, EUR	0.10	0.12	0.07	0.13	-0.13	0.06	-0.00	0.04
Earnings per share, diluted, EUR	0.10	0.12	0.07	0.13	-0.13	0.06	-0.00	0.04

	9/17	6/17	3/17	12/16	9/16	6/16	3/16	12/15
Equity per share, EUR	4.71	4.64	4.91	4.82	4.42	4.50	4.27	4.37
Invested capital, EUR million	1,201.7	1,127.4	1,142.7	1,175.3	1,130.7	1,102.9	1,140.6	1,131.5
Return on invested capital, from the last 12 months	8.0	5.6%	5.2%	4.7%	3.6%	5.0%	4.7%	5.3%
Equity ratio	34.3%	34.6%	35.4%	35.1%	33.8%	36.4%	34.1%	35.5%
Net interest-bearing debt, EUR million	534.4	468.0	409.6	469.3	475.6	466.2	481.3	460.8
Gearing	97.5	87.0%	72.8%	83.3%	91.8%	82.5%	89.6%	84.0%

Order backlog by segments

EUR million	9/17	6/17	3/17	12/16	9/16	6/16	3/16	12/15
Housing Finland and CEE	890.0	909.3	842.8	833.4	880.2	865.7	857.2	802.7
Housing Russia	373.7	392.3	474.6	463.4	451.1	495.6	508.7	508.5
Business Premises and Infrastructure	1,263.9	1,264.2	1,300.9	1,316.3	1,309.5	1,352.8	880.9	861.6
Order backlog total, POC	2,527.5	2,565.7	2,618.3	2,613.1	2,640.7	2,714.1	2,246.8	2,172.9
IFRS adjustment	396.7	403.9	470.6	435.2	431.3	410.1	328.4	294.4
Order backlog total, IFRS	2,924.2	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2	2,467.3

45 | Interim Report, January–September, 2017 |

4.4	Consolidated balance sheet, segment reporting

EUR million	9/17	9/16	Change	12/16
ASSETS
Non-current assets
Property, plant and equipment	56.8	50.9	12%	53.2
Goodwill	8.1	10.9	-25%	8.1
Other intangible assets	11.4	15.3	-26%	11.9
Shares in associated companies and joint ventures	97.3	48.2	102%	63.5
Other investments	0.4	0.4	0%	0.4
Interest-bearing receivables	42.9	33.5	28%	34.6
Other receivables	2.6	6.9	-62%	3.2
Deferred tax assets	43.5	49.7	-12%	45.1
Current assets
Inventories	1,361.8	1,312.7	4%	1,365.5
Trade and other receivables	314.0	295.1	6%	320.0
Cash and cash equivalents	32.2	66.8	-52%	66.4
Total assets	1,971.3	1,890.3	4%	1,971.9

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%	149.2
Other equity	442.9	405.5	8%	455.8
Non-controlling interest		0,0
Equity total	592.2	554.8	6%	605.0
Non-current liabilities
Deferred tax liabilities	17.6	21.7	0%	15.7
Pension liabilities	2.1	0.9	124%	2.1
Provisions	45.2	42.9	6%	44.8
Borrowings	298.6	289.9	3%	249.1
Other liabilities	52.9	54.5	-3%	51.0
Current liabilities
Advances received	242.6	247.2	-2%	249.4
Trade and other payables	378.9	363.2	4%	402.1
Provisions	30.3	29.2	4%	31.6
Borrowings	310.9	286.0	9%	321.2
Liabilities total	1,379.1	1,335.6	4%	1,366.9
Total equity and liabilities	1,971.3	1,890.3	4%	1,971.9

46 | Interim Report, January–September, 2017 |

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

47 | Interim Report, January–September, 2017 |

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